SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4) of the

Securities Exchange Act of 1934

SONIC SOLUTIONS

(Name of Subject Company)

SONIC SOLUTIONS

(Name of Person(s) Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

835460106

(CUSIP Number of Class of Securities)

David C. Habiger

President and Chief Executive Officer

Sonic Solutions

7250 Redwood Blvd., Suite 300

Novato, California 94945

(415) 893-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

James R. Tanenbaum, Esq. Nilene R. Evans, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 (212) 468-8000	Paul F. Norris Executive Vice President, Chief Financial Officer and General Counsel Sonic Solutions 7250 Redwood Blvd., Suite 300 Novato, California 94945 (415) 893-8000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is Sonic Solutions, a California corporation (“Sonic”). The address of Sonic’s principal executive office is 7250 Redwood Boulevard, Suite 300, Novato, California 94945 and the telephone number of Sonic’s principal executive office is (415) 893-8000.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the common stock, no par value per share, of Sonic (the “Common Stock”). As of the close of business on January 7, 2011, there were (i) 49,693,778 shares of Common Stock issued and outstanding, (ii) 7,992,367 shares subject to outstanding options to acquire shares of Common Stock (“Sonic Options”), of which Sonic Options to purchase 3,360,978 shares of Common Stock were exercisable, (iii) 244,552 shares of Common Stock subject to restricted stock units of Sonic (“Sonic RSUs”) outstanding, and (iv) warrants to purchase 668,711 shares of Common Stock.

Item 2.	Identity and Background of Filing Person.

Name and Address. Sonic is the person filing this Statement. The information about Sonic’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. Sonic’s website address is www.sonic.com. The information on Sonic’s website is not and should not be considered a part of this Statement.

Tender Offer and Merger. This Statement relates to the exchange offer by Sparta Acquisition Sub, Inc., a California corporation (“Purchaser”) and a wholly owned subsidiary of Rovi Corporation, a Delaware corporation (“Rovi”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Rovi with the Securities and Exchange Commission (the “SEC”) on January 14, 2011, and pursuant to which Purchaser is offering to exchange (the “Offer”) all outstanding shares of Common Stock (the “Shares”) for consideration per Share consisting of either $14.00 in cash (the “Per Share Cash Election Consideration”) or 0.2489 shares of Rovi common stock, par value $0.001 per share (the “Rovi Stock”) (the “Per Share Stock Election Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal included in the Schedule TO. Sonic shareholders may elect to receive the Per Share Cash Election Consideration for some Shares and the Per Share Stock Election Consideration for others. The Offer provides that such elections shall be prorated in order to result in the aggregate consideration paid in the Offer consisting of 55% cash and 45% Rovi Stock (with Rovi Stock valued at the average closing price over the 20 trading days immediately preceding the date of the Merger Agreement (as defined below) for purposes of such allocation).

The fraction of a share of Rovi Stock constituting the Per Share Stock Election Consideration (.2489) is equal to $14.00 divided by the average closing price of Rovi Stock over the 20 trading days immediately preceding the date of the Merger Agreement. The nominal value of the Per Share Stock Election Consideration at December 22, 2010 was $14.38 per Share, based on the $57.76 closing price of a share of Rovi Stock on December 21, 2010. Assuming prorated consideration at the ratio of 55% cash and 45% Rovi Stock, which would equal $7.70 per Share in cash and 0.112 of a share of Rovi Stock, the aggregate consideration per Share (the “Aggregate Consideration”) had a nominal value of $14.17 at December 22, 2010. The actual value of the Per Share Stock Election Consideration and the Aggregate Consideration will fluctuate based on changes in the price of a share of Rovi Stock and may be higher or lower than the values at December 22, 2010. The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 22, 2010 (as such agreement may be amended from time to time, the “Merger Agreement”), among Rovi, Purchaser and Sonic. The consummation of the Offer (the time as of which Purchaser accepts Shares for exchange pursuant to the Offer, which is referred to as the “Acceptance Time”) is subject to the conditions specified in the Merger Agreement, including, but not limited to, (i) a number of Shares being validly tendered and not withdrawn pursuant to the Offer that, together with any Shares owned by Rovi and Purchaser immediately prior to the acceptance pursuant to the Offer, represent more than 50% (the “Minimum Condition”) of the sum of (1) the aggregate number of Shares issued and outstanding immediately prior to the Acceptance Time, plus (2) an additional number of shares up to (but not exceeding) the aggregate number of shares of Sonic Common Stock issuable upon the exercise of all Sonic Options, warrants to acquire Common Stock and other rights to acquire Common Stock that are outstanding immediately prior to the Acceptance Time (the “Adjusted Outstanding Share Number”), (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement. The Offer is not subject to any financing condition.

The Merger Agreement provides, among other things, that as soon as possible following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the California General Corporation Law (the “CGCL”), Purchaser will merge with and into Sonic (the “First Merger”), which will be followed by a second merger between Sonic and another wholly owned subsidiary of Rovi (the “Second Merger” and, collectively with the First Merger, the “Mergers”). The Offer and the Mergers are collectively referred to in this Statement as the “Transaction.” The Transaction is intended to qualify as a reorganization for U.S. federal income tax purposes that would provide shareholders certain potential tax-free consequences with respect to the receipt of Rovi Stock in the Offer or the Mergers.

If Purchaser owns, together with all Shares owned by Rovi or any other Rovi subsidiary, at least 90% of the then-outstanding Shares following consummation of the Offer, then Rovi and Purchaser will consummate the Merger pursuant to the short form merger procedures under the CGCL as soon as practicable following the consummation of the Offer without a vote or any further action by the holders of the Shares. If Purchaser owns, together with all Shares owned by Rovi or its other subsidiaries, less than 90% of the then-outstanding Shares following the consummation of the Offer (even if the Top-Up Option (as defined below) were exercised), Rovi and Sonic must obtain the approval of Sonic shareholders holding a majority of the outstanding Shares to adopt the Merger Agreement prior to consummating the First Merger. In this event, Sonic has agreed to call and convene a shareholder meeting to obtain this approval, and Purchaser will vote all Shares it acquires pursuant to the Offer in favor of the adoption of the Merger Agreement.

If, at any expiration date of the Offer, all of the conditions to the consummation of the Offer (including the Minimum Condition) have been satisfied or waived, but the number of Shares validly tendered in the Offer and not properly withdrawn is less than that number of Shares that, when added to the number of Shares that may be issued pursuant to the Top-Up Option (as defined below), would represent at least one Share more than 90% of the Adjusted Outstanding Share Number, then upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, Purchaser may elect to reduce the Minimum Condition to such number of Shares such that following the purchase of Shares in the Offer, Rovi and its wholly owned subsidiaries, including Purchaser, would own 49.9% of the then-outstanding Shares (the “Reduced Purchase Amount”) and purchase, on a pro rata basis based on the Shares actually deposited in the Offer by each such holder of Shares, Shares representing the Reduced Purchase Amount.

Top-Up Option. Sonic has granted Purchaser and Rovi an irrevocable option (the “Top-Up Option”) to purchase that number of newly issued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares collectively owned by Rovi or Purchaser or any other Rovi subsidiary at the time of exercise of the Top-Up Option, constitutes at least one Share more than 90% of the Adjusted Outstanding Share Number (including the Top-Up Option Shares) or, if less, the number of Shares that Sonic is authorized to issued that are not reserved. The consideration payable by Purchaser upon exercise of the Top-Up Option will be $14.00 per share, payable, at Purchaser’s election, either entirely in cash or by executing and delivering to Sonic a full recourse promissory note, secured to the extent required by California law, having a principal amount equal to such purchase price, or by a combination of promissory note and cash. Any such promissory note shall bear interest at the rate of 3% per annum, shall mature on the first anniversary of the date of execution thereof and may be prepaid without premium or penalty.

Consideration in the First Merger. The consideration payable in the First Merger depends in part on the percentage of Shares acquired by Rovi and Purchaser pursuant to the Offer. If the Offer results in Rovi owning that number of Shares that, when added to the number of Shares that may be issued pursuant to the Top-Up Option, would represent 90% or more of the Shares then-outstanding, or Rovi and Acquisition Sub elect to reduce the Minimum Condition to the Reduced Purchase Amount or are otherwise permitted under applicable California law, then upon consummation of the First Merger, each then-outstanding Share owned by persons other than Rovi, Purchaser or any other Rovi subsidiary, and shareholders of Sonic who have properly preserved their appraisal rights, if any, under applicable law, will be converted into the right to receive $7.70 per share in cash and a fraction of a share of Rovi Stock equal to 0.112 (collectively, the “Per Share Consideration”), in each case, subject to adjustment for stock splits, stock dividends and similar events. Holders of Shares will not be entitled to elect a form of consideration in the First Merger.

If the Offer results in Rovi owning less than that number of Shares that (if added to the number of Shares of that could be issued pursuant to the Top-Up Option) would represent 90% of the shares then-outstanding (including the Top-Up Option Shares), and Rovi does not elect to purchase the Reduced Purchase Amount, then, subject to the right of Rovi to seek a fairness hearing under applicable California law or to obtain the approval of all the Sonic shareholders in order to allow Rovi to pay the Per Share Consideration, the consideration paid to Sonic shareholders in the First Merger will consist entirely of a fraction of a share of Rovi Stock equal to the Per Share Stock Election Consideration, subject to adjustment for stock splits, stock dividends and similar events.

Treatment of Sonic Options. Upon completion of the First Merger (the “Effective Time”), all outstanding out-of-the money options (defined as Sonic Options with an exercise price equal to or greater than the Per Share Cash Election Consideration), whether vested or unvested, and all other unvested Sonic Options to acquire Shares will be assumed by Rovi (“Assumed Options”) and will be converted into options for Rovi Stock in accordance with the following formula: each Assumed Option shall be converted into an option to acquire that number of whole shares of Rovi Stock equal to the product of: (1) the number of Shares that were issuable upon exercise of such Assumed Option immediately prior to the Effective Time; multiplied by (2) the Per Share Stock Election Consideration, rounded down to the nearest whole number of shares of Rovi Stock. The per share exercise price of such Assumed Option will be equal to the quotient of: (1) the exercise price per Share subject to such Assumed Option immediately prior to the Effective Time; divided by (2) the Per Share Stock Election Consideration, rounded up to the nearest whole cent.

All outstanding vested in-the-money options to acquire Shares will not be assumed by Rovi in the First Merger and will automatically be converted into the right to receive (i) if in the First Merger, holders of Shares are entitled to receive the Per Share Consideration, (A) an amount in cash equal to the product of (1) the Terminating Option Consideration; multiplied by (2) 55%; and (B) a fraction of a share of Rovi Stock equal to the quotient of: (1) the product of: (x) the Terminating Option Consideration; multiplied by (y) 45%; divided by (2) the Parent Average Strike Price; or (ii) if in the First Merger, holders of Shares are entitled to receive the Per Share Stock Election Consideration, a fraction of a share of Rovi Stock equal to the quotient of: (1) the Terminating Option Consideration; divided by (2) the Parent Average Strike Price. The Merger Agreement defines “Terminating Option Consideration” as (i) the Per Share Cash Election Consideration; minus (ii) the exercise price of the relevant Sonic Option (on a per share basis) as of immediately prior to the Effective Time; and defines “Parent Average Strike Price” as the average of the closing trading prices for one share of Rovi Stock for the 20 trading day period ending immediately prior to December 22, 2010.

Treatment of Sonic RSUs. At the Effective Time, all then-outstanding Sonic RSUs will be assumed by Rovi (the “Assumed RSUs”), subject to, and in accordance with, the terms of the applicable Sonic equity plan pursuant to which it was issued and any restricted stock unit agreement or other document evidencing such Sonic

RSU. Each Assumed RSU will continue to have, and be subject to, the same terms and conditions related to the applicable Assumed RSU (including as set forth in any applicable restricted stock unit agreement or other document evidencing such Assumed RSU) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that each Assumed RSU shall be converted into the right to receive that number of whole shares of Rovi Stock (or an amount in cash in respect thereof for a cash settled Assumed RSU) equal to the product of: (A) the number of shares of Common Stock subject to the applicable Sonic RSU immediately prior to the Effective Time; multiplied by (B) the Per Share Stock Election Consideration, rounded down to the nearest whole number of shares of Rovi Stock.

Termination. The Merger Agreement contains termination rights for both Sonic and Rovi under various circumstances, including if the Offer is not completed on or before June 22, 2011, and provides, among other things, that if termination of the Merger Agreement relates to Sonic entering into an acquisition agreement with another party, Sonic will be required to pay Rovi a termination fee (the “Termination Fee”) equal to $21.6 million (approximately 3% of the equity value for the Transaction as of December 22, 2010).

Representation on the Sonic Board of Directors. The Merger Agreement provides that, effective upon the Acceptance Time, Rovi will be entitled to designate a number of directors, rounded up to the next whole number, on the Sonic board of directors (the “Sonic Board”) equal to the product of the total number of directors on the Sonic Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares beneficially owned by Rovi and/or Purchaser following such purchase bears to the total number of Shares outstanding, and Sonic will cause Rovi’s designees to be elected or appointed as directors of Sonic, including by increasing the size of the Sonic Board (not to exceed nine members) and seeking and accepting the resignations of incumbent directors, provided that in all events the minimum number of the members of the Sonic Board shall be five, and that Rovi’s designees shall be of such number so as to constitute at least a majority of the members of the Sonic Board, including in the circumstance where the number of Shares purchased in the Offer shall have been reduced to the Reduced Purchase Amount. Notwithstanding the foregoing, at least two of Sonic’s current directors who are independent directors for purposes of the continued listing requirements of the Nasdaq Global Select Market shall remain members of the Sonic Board until the Effective Time in accordance with the terms of the Merger Agreement. These two directors have not been determined as of the date hereof.

A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in the Offer to Purchase.

The Merger Agreement governs the contractual rights among Sonic, Rovi and Purchaser in relation to the Offer and the Mergers. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Sonic shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Sonic or Rovi in Sonic’s or Rovi’s public reports filed with the SEC. In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Sonic or Rovi. The Merger Agreement includes customary representations, warranties and covenants of Sonic, Rovi and Purchaser made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Sonic, Purchaser and Rovi and may be subject to important qualifications and limitations agreed to by Sonic, Purchaser and Rovi in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to Sonic’s SEC filings or may have been used for purposes of allocating risk among Sonic, Purchaser and Rovi rather than establishing matters as facts.

As set forth in the Offer to Purchase, the Purchaser’s and Rovi’s principal executive offices are located at 2830 De La Cruz Boulevard, Santa Clara, CA 95050, and the telephone number of their principal executive offices is (408) 562-8400.

Upon filing this Statement with the SEC, Sonic will make this Statement publicly available on its website at www.sonic.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between Sonic or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”), which is attached hereto as Annex I and incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I, or as otherwise incorporated herein by reference, to the knowledge of Sonic, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between Sonic or its affiliates and (i) Sonic’s executive officers, directors or affiliates or (ii) Purchaser, Rovi or their respective executive officers, directors or affiliates.

(a) Arrangements with Executive Officers and Directors of Sonic

Sonic Executive Officers and Directors

Sonic’s directors and executive officers as of the date hereof are:

Name	Position with Sonic
Robert J. Doris	Chairman of the Board of Directors

David C. Habiger	Chief Executive Officer, President and Director

A. Clay Leighton	President, Operations

Mark Ely	President, Strategy

Paul F. Norris	Executive Vice President, Chief Financial Officer and General Counsel

David J. Richter	Executive Vice President, Business Development

Matthew S. DiMaria	Executive Vice President and General Manager Roxio Products Group

Matthew Milne	Executive Vice President and General Manager DivX Division

James Brailean	Director

Robert M. Greber	Director

Kevin Hell	Director

R. Warren Langley	Director

Peter J. Marguglio	Director

Mary C. Sauer	Director & Secretary

Interests of Certain Persons. Certain members of management and of the Sonic Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Sonic shareholders generally. These interests may create potential conflicts of interest. The Sonic Board was aware of these interests, as described in Item 4 below, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a “change in control” of Sonic for the purposes of determining the entitlements due to executive officers and directors of Sonic relating to certain severance and other benefits.

Consideration Payable Pursuant to the Offer

Consideration for Shares. Each Sonic director and executive officer has executed a Shareholder Agreement (the “Shareholder Agreement”) with Rovi pursuant to which, among other things, he or she has agreed to tender all Shares owned by such person pursuant to the Offer not later than five business days after commencement of the Offer and not to withdraw such tender (subject to the right of such person to transfer Shares pursuant to a pre-existing plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act), for which he or she will receive the same consideration on the same terms and conditions as the other shareholders of Sonic. As of January 12, 2011, Sonic’s directors and executive officers owned 2,463,863 Shares in the aggregate, excluding any Shares subject to Sonic Options or Sonic RSUs. If the Offer is consummated and all those Shares are accepted for purchase and purchased by Rovi and Purchaser, assuming the consideration paid by Purchaser and Rovi for such Shares were to consist of 55% cash and 45% Rovi Stock, the directors and executive officers would receive an aggregate of approximately $18.97 million in cash and approximately 275,952 shares of Rovi Stock. See also the description of the Shareholder Agreement under “—Arrangement with Rovi or Purchaser—Shareholder Agreement” below.

Consideration for Sonic Options and Sonic RSUs. As of January 12, 2011, Sonic’s directors and executive officers held Sonic Options to purchase 2,713,120 Shares in the aggregate, 1,314,545 of which were vested and exercisable as of that date, with exercise prices ranging from $1.17 to $14.18. In addition, as of January 12, 2011, Sonic’s directors and executive officers held Sonic RSUs covering 162,500 shares in the aggregate. If the Sonic directors and executive officers were to exercise their vested Sonic Options with exercise prices less than the Per Share Cash Election Consideration of $14.00 and tender the resulting Shares pursuant to the Offer, assuming the consideration paid by Purchaser and Rovi for such Shares were to consist of 55% cash and 45% Rovi Stock, the directors and executive officers would receive an aggregate of $9,521,396 in cash and 556,445 shares of Rovi Stock.

Upon consummation of the Offer, Sonic Options and Sonic RSUs held by Sonic directors and executive officers, pursuant to agreements that have change in control (as defined and discussed below under “—Employment Agreements” and “—Board of Directors Compensation Policy”) provisions, will accelerate in accordance with the terms of such agreements. The Sonic Board may authorize Sonic to enter into amendments to such agreements to provide for cancellation of (i) such Sonic Options in exchange for a cash payment by Sonic in an amount per share equal to the excess of Per Share Cash Election Consideration of $14.00 over the per share exercise price of each such Sonic Option; and (ii) such Sonic RSUs in exchange for a cash payment by Sonic in an amount per share equal to the Per Share Cash Election Consideration of $14.00 for each Sonic RSU (the “Net Cash-out Payments”). Each Net Cash-out Payment shall be reduced by applicable taxes and shall be made following consummation of the Offer. See “—Potential Payments upon Change in Control” below for the calculation of the Net Cash-out Payments payable to each Sonic director and executive officer.

Employment Agreements

Each of Sonic’s executive officers has an executive employment arrangement with Sonic. The specific terms of these arrangements are set forth below, and estimates of the compensation that would be payable under these arrangements if the Offer is consummated are set forth below under “Potential Payments upon Change in Control.” In approving these executive employment arrangements, the Compensation Committee of the Sonic Board and the Sonic Board determined that the “single trigger” acceleration and payment provisions were appropriate, since having the executive officers’ full attention and commitment through the closing of a change in control is of paramount importance to the ultimate success of a merger or similar transaction.

Mr. Habiger’s arrangement, which was approved by the Sonic Board on January 23, 2007 (the “Habiger Agreement”), provides for a current base salary of $450,000, and the right to participate in any long-term or annual incentive plans maintained by Sonic for its executives. The Habiger Agreement provides that (i) if Mr. Habiger’s employment is terminated without Cause or if Mr. Habiger terminates his employment for Good Reason, unless such termination occurs within 180 days of a Change in Control, Sonic will make a lump sum payment to Mr. Habiger equal to 175% of his annual base salary at the level in effect immediately prior to his termination; and (ii) in the event of a Change in Control, all of Mr. Habiger’s outstanding unvested Sonic Options, Sonic RSUs, or other equity compensation will immediately vest in full and Sonic will make a lump sum payment equal to 175% of his annual base salary at the level in effect at the time of the Change in Control.

Mr. Leighton’s arrangement, which was approved by the Sonic Board on January 23, 2007 (the “Leighton Agreement”), provides for a current base salary of $380,000, and the right to participate in any long term or annual incentive plans maintained by Sonic for its executives. The Leighton Agreement provides that (i) if Mr. Leighton’s employment is terminated without Cause or if Mr. Leighton terminates his employment for Good Reason, unless such termination occurs within 180 days of a Change in Control, Sonic will make a lump sum payment to Mr. Leighton equal to 100% of his annual base salary at the level in effect immediately prior to his termination; and (ii) in the event of a Change in Control, all of Mr. Leighton’s outstanding unvested Sonic Options and Sonic RSUs or other equity compensation will immediately vest in full and Sonic will make a lump sum payment equal to 100% of his annual base salary at the level in effect at the time of the Change in Control.

Mr. Ely’s arrangement, which was approved by the Sonic Board on January 23, 2007 (the “Ely Agreement”), provides for a current base salary of $380,000 and the right to participate in any long term or annual incentive plans maintained by Sonic for its executives. The Ely Agreement provides that (i) if Mr. Ely’s employment is terminated without Cause or if Mr. Ely terminates his employment for Good Reason, unless such termination occurs within 180 days of a Change in Control, Sonic will make a lump sum payment to Mr. Ely equal to 100% of his annual base salary at the level in effect immediately prior to his termination; and (ii) in the event of a Change in Control, all of Mr. Ely’s outstanding unvested Sonic Options and Sonic RSUs or other equity compensation will immediately vest in full and Sonic will make a lump sum payment equal to 100% of his annual base salary at the level in effect at the time of the Change in Control.

Mr. Norris’s arrangement, which was approved by the Sonic Board effective February 26, 2008 (the “Norris Agreement”), provides for a current base salary of $380,000, and the right to participate in any long term or annual incentive plans maintained by Sonic for its executives. The Norris Agreement provides that (i) if Mr. Norris’s employment is terminated without Cause or if Mr. Norris terminates his employment for Good Reason, unless such termination occurs within 180 days of a Change in Control, Sonic will make a lump sum payment to Mr. Norris equal to 100% of his annual base salary at the level in effect immediately prior to his termination; and (ii) in the event of a Change in Control, all of Mr. Norris’s outstanding unvested Sonic Options, Sonic RSUs and other equity compensation will immediately vest in full and Sonic will make a lump sum payment to Mr. Norris equal to 100% of his annual base salary at the level in effect at the time of the Change in Control.

Each of the above arrangements contains the following terms:

•

“Cause” is defined as (i) the executive officer’s conviction of any felony under federal or state law, or any fraud, misappropriation or embezzlement, or (ii) the executive officer’s breach of a fiduciary duty owed to Sonic or commission of a material violation of Section 4 of the applicable agreement (relating to confidential information).

•

“Good Reason” is defined to mean (i) a material adverse change in the executive officer’s position causing it to be of materially less stature or responsibility without his written consent, and such a materially adverse change shall in all events be deemed to occur if he no longer serves in his position, unless he consents in writing to such change; (ii) a reduction, without his written consent, in his level of compensation (including base salary and fringe benefits); (iii) a relocation of his principal place of employment by more than 50 miles; or (iv) failure to cure a material breach by Sonic (or its successor) of the applicable agreement within thirty (30) days after written notice to Sonic identifying such breach.

•	“Change in Control” is defined to have the same meaning as a “Corporate Transaction” under Sonic’s Amended and Restated 2004 Equity Incentive Plan (the “2004 Plan”).

The 2004 Plan defines “Corporate Transaction” to mean any of the following transactions:

•	a merger or consolidation in which Sonic is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which Sonic is incorporated;

•	the sale, transfer or other disposition of all or substantially all of the assets of Sonic;

•	the complete liquidation or dissolution of Sonic;

•

any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which Sonic is the surviving entity but (A) the shares of Common Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than 40% of the total combined voting power of Sonic’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the administrator of the plan determines shall not be a Corporate Transaction; or

•

acquisition in a single or series of related transactions by any person or related group of persons (other than Sonic or by a Sonic-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of Sonic’s outstanding securities but excluding any such transaction or series of related transactions that the administrator of the plan determines shall not be a Corporate Transaction.

Mr. DiMaria’s arrangement, as reflected in an Amended and Restated Change in Control Agreement effective as of January 13, 2011 (the “DiMaria Agreement”) provides for a current base salary of $300,000 and the right to participate in any long term or annual incentive plans maintained by Sonic for its executive officer. The DiMaria Agreement provides that (i) in the event of a Change in Control, all unvested Sonic Options, Sonic RSUs or other equity compensation held by Mr. DiMaria at the time of such Change in Control immediately vest in full; and (ii) Sonic will make a lump sum payment equal to 100% of his annual base salary at the level in effect at the time of the Change in Control at the earlier of (y) 180 days after the Change in Control, and (z) Mr. DiMaria’s termination of employment (other than termination by Sonic or its successor with Cause or voluntary termination by Mr. DiMaria without Good Reason). For purposes of the DiMaria Agreement, (a) “Cause” means being convicted of any felony under federal or state law, any fraud, misappropriation or embezzlement, or violation of Sonic’s Proprietary Information and Inventions Agreement or Code of Business Conduct; (b) “Change in Control” means a transaction or series of related transactions that results in a sale of all or substantially all of the assets of either Sonic as a whole, or the Roxio Product Group as a unit, to a third party, the transfer of 50% or more of the outstanding voting power of Sonic to a third party, or the acquisition by a third party, by reason of any contractual arrangement or understanding with one or more persons or entities, of the right or power to appoint or cause to be appointed a majority of the directors or officers of Sonic; (c) “Good Reason” means a material adverse change in Mr. DiMaria’s authority, duties, or responsibilities as Executive Vice President and General Manager of the Roxio Product Group, unless Mr. DiMaria consents in writing to such change, a reduction in his level of base salary, or a relocation of his principal place of employment by more than 50 miles, or termination as a result of death or Disability; and (d) “Disability” means Mr. DiMaria’s inability to perform the normal and usual duties of his position by reason of any physical or medical impairment which is reasonably expected to result in death or continue for a period of 12 consecutive months or more.

In connection with the merger of DivX, Inc. into Sonic, which was effective October 7, 2010 (the “DivX Merger”), Sonic entered into employment offer letters with Mr. David J. Richter and Mr. Matthew Milne, effective as of October 8, 2010. Pursuant to the terms of his employment offer letter, Mr. Richter became the Executive Vice President, Business Development of Sonic with a base salary of $320,000 together with benefits and will be eligible for an annual cash bonus of up to $160,000. Mr. Richter also entered into a Change in Control agreement with Sonic that is substantively identical to the agreements that Sonic has with Messrs. Habiger, Leighton, Ely and Norris and described above.

Pursuant to the terms of his employment offer letter, Mr. Milne became the Executive Vice President and General Manager, DivX Division of Sonic with a base salary of $300,000 together with benefits and will be eligible for an annual cash bonus of up to $150,000, which bonus he agreed to forgo during the one-year period following the consummation of the DivX Merger. Pursuant to his employment offer letter, in lieu of any payments to which Mr. Milne was entitled to receive as a terminated employee of DivX upon the consummation of the DivX Merger, Sonic paid Mr. Milne a one-time amount of $750,000 and all of Mr. Milne’s outstanding DivX RSUs and options to purchase DivX common stock were accelerated, became fully vested and, in the case of the options to acquire common stock of DivX, were exercised on a net exercise basis in accordance with the merger agreement for the DivX Merger. However, if Mr. Milne voluntarily terminates his employment with Sonic at any time during the first two years following consummation of the DivX Merger, subject to certain exceptions described in Mr. Milne’s employment offer letter, Mr. Milne will be required to return a portion of such $750,000 payment to Sonic. Mr. Milne also entered into a Change in Control agreement with Sonic that is substantively identical to the agreements that Sonic has with Messrs. Habiger, Leighton, Ely and Norris and described above.

Board of Directors Compensation Policy

Pursuant to the Board of Directors Compensation Policy (the “Policy”), the Sonic Board shall review the annual compensation targets, including cash compensation target percentage, at each annual meeting of the Sonic Board for the non-employee Sonic Board members (each, an “Outside Director”) and each Outside Director who serves as chairman of either the Sonic Board or a standing committee of the Board (each, a “Chairman”). The Policy provides for an initial annual compensation target of $120,000 for an Outside Director and for each Chairman an initial annual compensation target equal to 120% of the annual compensation target for an Outside Director. The Policy sets the initial cash compensation target percentage at 30% of annual compensation target and the initial equity compensation target percentage at 70%, for both Outside Directors and Chairmen. In the event the annual meeting of the Sonic Board is scheduled later than October 1 in any year, then, in light of the inability to calculate the next year’s annual equity compensation target percentage as contemplated under the Policy until such meeting is held, the Policy provides that effective on October 1 of that year the equity compensation target percentage for both Outside Directors and Chairmen shall be shall be reduced to 0% and the cash compensation target percentage for both Outside Directors and Chairmen shall be increased to 100%, each until the occurrence of such annual meeting.

On October 7, 2010, the Sonic Board, with the approval of the Compensation Committee of the Sonic Board, and in accordance with the Board Compensation Policy, (i) granted 9,868 options to each of Messrs. Doris and Greber and 7,895 options to each of Messrs. Marguglio, Langley, Brailean and Hell, and Ms. Sauer, all of such options vesting monthly over one year, and (ii) set their cash compensation for the year at $75,000 for each of Messrs. Doris and Greber and $60,000 for each of Messrs. Marguglio, Langley, Brailean and Hell and Ms. Sauer. In addition, the Compensation Committee and the Sonic Board (excluding Mr. Doris and Ms. Sauer, and Messrs Brailean, Hell and Habiger, who had not yet been appointed to the Sonic Board) considered the current exceptional level of involvement of Mr. Doris and Ms. Sauer in providing strategic guidance to Sonic’s executive officers and management team as well as the standard level of director compensation provided pursuant to the Board Compensation Policy and reconfirmed its determination that Mr. Doris shall continue to receive additional cash compensation at the rate of $37,500 per quarter and Ms. Sauer shall receive additional cash compensation at the rate of $20,000 per quarter, until such time as either Mr. Doris or Ms. Sauer reports that he or she is no longer providing such extra involvement, or until such time as the Sonic Board directs otherwise.

In connection with a “Change in Control,” as defined in the Policy by reference to the definition of “Corporate Transaction” in the 2004 Plan (see “—Employment Agreements” above), each Outside Director shall be entitled to receive a lump sum payment equal to 175% of his annual base compensation at the level in effect immediately prior to the Change in Control, and all unvested Sonic Options, RSUs or other equity compensation held by each Outside Director shall immediately vest in full. The consummation of the Offer will be a “Change in Control” for purposes of the Policy.

Potential Payments upon Change in Control

The following table provides information on severance benefits that are expected to become payable to Sonic executive officers and directors upon consummation of the Offer, assuming consummation occurs as of February 11, 2011 (in thousands):

Executive Officers

Name	Type of Benefit	Payment or Benefit Amount ($)
David C. Habiger(4)	Severance Value(1)	$675,000
	Value of accelerated Sonic Options(2)	2,994,906
	Value of accelerated Sonic RSUs(3)	$700,000
	Total Value	$4,369,906

A. Clay Leighton	Severance Value(1)	$380,000
	Value of accelerated Sonic Options(2)	$2,045,548
	Value of accelerated Sonic RSUs(3)	$350,000
	Total Value	$2,775,548

Mark Ely	Severance Value(1)	$380,000
	Value of accelerated Sonic Options(2)	$1,370,075
	Value of accelerated Sonic RSUs(3)	$175,000
	Total Value	$1,925,075

Paul F. Norris	Severance Value(1)	$380,000
	Value of accelerated Sonic Options(2)	$1,470,275
	Value of accelerated Sonic RSUs(3)	$350,000
	Total Value	$2,200,275

David J. Richter	Severance Value(1)	$320,000
	Value of accelerated Sonic Options(2)	$630,000
	Value of accelerated Sonic RSUs(3)	$350,000
	Total Value	$1,300,000

Matthew S. DiMaria	Severance Value(1)	$300,000
	Value of accelerated Sonic Options(2)	$927,428
	Value of accelerated Sonic RSUs(3)	$262,500
	Total Value	$1,489,928

Matthew Milne	Severance Value(1)	$300,000
	Value of accelerated Sonic Options(2)	$630,000
	Value of accelerated Sonic RSUs(3)	$0.00
	Total Value	$930,000

Directors(5)

Name	Type of Benefit	Payment or Benefit Amount ($)
Robert J. Doris	Severance Value(1)	$0
	Value of accelerated Sonic Options(2)	$16,578
	Total Value	$16,578

Mary C. Sauer	Severance Value(1)	$0
	Value of accelerated Sonic Options(2)	$13,264
	Total Value	$13,264

Robert M. Greber	Severance Value(1)	$0
	Value of accelerated Sonic Options(2)	$16,578
	Total Value	$16,578

Peter J. Marguglio	Severance Value(1)	$0
	Value of accelerated Sonic Options(2)	$13,264
	Total Value	$13,264

James Brailean	Severance Value(1)	$0
	Value of accelerated Sonic Options(2)	$13,264
	Total Value	$13,264

R. Warren Langley	Severance Value(1)	$0
	Value of accelerated Sonic Options(2)	$13,264
	Total Value	$13,264

Kevin Hell	Severance Value(1)	$0
	Value of accelerated Sonic Options(2)	$13,264
	Total Value	$13,264

(1)	See “—Employment Agreements” for a description of the material terms of each of the executive officer’s employment arrangement. All salary calculations were made as of January 12, 2011.
(2)	Represents the value of the accelerated vesting of outstanding Sonic Options, calculated as the difference between $14.00 and the exercise price for each option.
(3)	Represents the value of the accelerated vesting of Sonic RSUs at $14.00 per share.
(4)	Mr. Habiger is also a member of the Sonic Board.
(5)	See “—Board of Directors Compensation Policy” for a description of the material terms of each director’s compensation arrangement.

Amended and Restated 2004 Equity Incentive Plan

Sonic’s Amended and Restated 2004 Equity Incentive Plan provides Sonic’s employees, consultants and directors, whose present and potential contributions are important to Sonic’s success, an incentive, through ownership of Sonic’s Common Stock, to continue in service to Sonic, and to help Sonic compete effectively with other enterprises for the services of qualified individuals.

A total of 9,000,000 shares of Sonic Common Stock are reserved for issuance under the 2004 Plan; provided, however, that the maximum aggregate number of shares of Sonic Common Stock that may be issued pursuant to incentive stock options is 3,000,000 shares; provided, further, that shares of Sonic Common Stock that are subject to stock options or stock appreciation rights shall be counted toward the total of 9,000,000 shares as one share for every share granted, and shares of Common Stock that are subject to restricted stock, restricted stock units and other share-based awards shall be counted against the overall 9,000,000 limit as two shares for every share granted. The number of shares of Sonic Common Stock available under the 2004 Plan is subject to adjustment in the event of a stock split, stock or other extraordinary dividend, or other similar change in Sonic common stock or Sonic’s capital structure.

The maximum number of shares with respect to which options and stock appreciation rights may be granted to a participant during a calendar year is 500,000 shares. In addition, in connection with a participant’s commencement of continuous service, a participant may be granted options and stock appreciation rights for up to an additional 500,000 shares, which shall not count against the limit set forth in the previous sentence. For awards of restricted stock and restricted stock units that are intended to be performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), the maximum number of shares subject to such awards that may be granted to a participant during a calendar year is 300,000 shares. The foregoing limitations shall be adjusted proportionately by the plan administrator in connection with any change in Sonic’s capitalization due to a stock split, stock dividend or similar event affecting Sonic common Stock and its determination shall be final, binding and conclusive.

The 2004 Plan is administered, with respect to grants to employees, directors, officers, and consultants, by the plan administrator (the “Administrator”), defined as the Sonic Board or its compensation committee. With respect to grants to officers and directors, the compensation committee shall be constituted in such a manner as to satisfy applicable laws, including Rule 16b-3 promulgated under the Exchange Act and Section 162(m) of the Code.

Consummation of the Offer would be a “Corporate Transaction” under the 2004 Plan, which, unless the outstanding Sonic Options and Sonic RSUs are assumed, would result in the acceleration of all the outstanding Sonic Options. Pursuant to the Merger Agreement and in accordance with the terms of the 2004 Plan, Sonic has covenanted as of the date of the Merger Agreement and effective as of the Acceptance Time and consummation of the Offer, that it shall affirm and Assume (as defined in the 2004 Plan) each outstanding Sonic Option and Sonic RSU. For a discussion of the treatment of outstanding Sonic Options in the Transaction, please see Item 2. Identity and Background of Filing Person, “Tender Offer and Merger.”

Indemnification and Insurance

Sonic’s articles of incorporation, bylaws and certain agreements to which it is a party require Sonic to indemnify its directors, officers, employees and agents to the fullest extent permitted by California law. Based on such indemnification provisions, pursuant to Section 204 of the CGCL, Sonic directors will not be personally liable to Sonic or to its shareholders for monetary damages for breach or alleged breach of the directors’ duty of care or for conduct constituting negligence (or gross negligence) in the exercise of their fiduciary duties. Sonic directors will continue to be subject to personal liability to Sonic and its shareholders, however, for, among other things:

•	any breach of the directors’ duty of loyalty to Sonic or its shareholders;

•	any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	any illegal payments of dividends; and

•	any approval of any transaction from which a director derives an improper personal benefit.

These provisions have no effect on claims against any of Sonic’s directors in his or her capacity as an officer.

Section 317 of the CGCL has been interpreted to provide for the indemnification of directors, officers, employees and agents against liability and the entitlement to reimbursement of expenses incurred, under certain circumstances, for claims arising under the Securities Act of 1933, as amended (the “Securities Act”). The SEC has adopted the position, however, that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Sonic has entered into agreements to indemnify its directors, officers and other employees. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. This description of the indemnification agreements entered into between Sonic and its directors, officers and employees is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(6) hereto, which is incorporated herein by reference. Sonic also maintains directors’ and officers’ liability insurance that insures Sonic’s directors and officers against certain losses and insures Sonic with respect to its obligations to indemnify its directors and officers.

The Merger Agreement provides that all rights to exculpation, indemnification and advancement of expenses existing as of the date of the Merger Agreement in favor of the current or former directors or officers of Sonic (each, an “Indemnified Person”) as provided in Sonic’s Amended and Restated Articles of Incorporation or bylaws (together, the “Charter Documents”) or in any Indemnification Agreement (as defined below) shall survive the Merger and shall continue in full force and effect, but only to the extent such rights are available under and consistent with California law. For a period of six years from the Effective Time, Rovi shall cause the Surviving Corporation (as defined in the Merger Agreement) to maintain in effect the applicable indemnification provisions of Sonic’s Charter Documents as in effect as of the date of the Merger Agreement or in any Indemnification Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of Sonic. “Indemnification Agreement” means any indemnification agreement between Sonic and an Indemnified Person in his or her capacity as a director or officer of Sonic, as such agreement is in effect as of the date of the Merger Agreement.

Rovi shall cause the Surviving Corporation to, to the fullest extent permitted by law, indemnify and hold harmless each Indemnified Person against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Person to the fullest extent permitted by applicable law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”) arising out of, relating to or in connection with any action or omission by such Indemnified Person occurring or alleged to have occurred before the Effective Time in connection with such Indemnified Person serving as an officer or director of Sonic; provided, however, that, notwithstanding anything to the contrary contained in the Merger Agreement, the Surviving Corporation shall only be required to indemnify and hold harmless, or advance expenses to, an Indemnified Person if and to the same extent such Indemnified Person is entitled to be indemnified by Sonic or has the right to advancement of expenses from Sonic pursuant to (i) the Charter Documents of Sonic as in effect as of the date of the Merger Agreement or (ii) any Indemnification Agreement between Sonic and such Indemnified Person. In the event of any such Action, Rovi and the Surviving Corporation shall cooperate with the Indemnified Person in the defense of any such Action.

Prior to the Effective Time, Sonic shall purchase a six-year “tail” or runoff policy on terms and conditions providing substantially equivalent benefits and coverage levels as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Sonic; provided, however, that if such “tail” policy is not available at a cost of less than 200% of the annual premium paid by Sonic in 2010 for the existing policies, Sonic will purchase as much coverage as is available for such amount.

Representation on the Sonic Board of Directors

See Item 2. Identity and Background of the Filing Person, “Representation on the Sonic Board of Directors.”

(b) Arrangements with Rovi or Purchaser

Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in the Offer to

Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

Shareholder Agreement. In connection with the execution of the Merger Agreement, each of the directors and executive officers of Sonic (the “Shareholders”) entered into a Shareholder Agreement with Rovi and Purchaser (the “Shareholder Agreement”) that provides, among other things, that the Shareholder will tender his or her Shares, including any additional Shares acquired thereafter in accordance with its terms (the “Subject Shares”), in the Offer no later than five business days after commencement of the Offer and not to withdraw such tender (subject to the right of such person to transfer Shares pursuant to a pre-existing plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act). As of January 12, 2011, the shareholders who executed the shareholder agreements beneficially owned in the aggregate 5,339,483 shares of Sonic common stock (including shares issuable upon the exercise of options and restricted stock units beneficially owned by such shareholders). Of such shares, an aggregate of 2,463,863 outstanding shares are currently outstanding and therefore subject to the shareholder agreements.

Each Shareholder also agrees not to cause or permit any transfer of any of the Subject Shares, nor any other Sonic securities (including all options, warrants and other rights to acquire Sonic Stock) (collectively, “Subject Securities”), other than pursuant to the terms of a pre-existing plan meeting the requirements of Rule 10b5-1(c) under the Exchange Act.

Furthermore, the Shareholder Agreement provides that if any of the Subject Securities have not been acquired pursuant to the Offer, then each Shareholder agrees to vote, or cause its Subject Securities to be voted, (i) in favor of each of the Mergers, the execution and delivery by Sonic of the Merger Agreement and the adoption of the Merger Agreement and related matters, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Sonic in the Merger Agreement or that is intended, or that could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Offer or either of the Mergers or any of the other transactions contemplated in the Merger Agreement.

The Shareholder Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the Effective Time.

This summary of the Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholder Agreement, which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Standstill Agreement. Rovi and Sonic entered into an agreement, dated December 16, 2010, pursuant to which Rovi agreed, for a period of one year from the date of the agreement, not to acquire beneficial ownership of any securities of Sonic or any of its subsidiaries or affiliates or take any similar action other than through a negotiated transaction with the Sonic Board.

A copy of the Standstill Agreement is filed as Exhibit (e)(7) hereto and is incorporated herein by reference. The Standstill Agreement is summarized in the Offer to Purchase.

No-Shop Agreement. Also on December 16, 2010, Rovi and Sonic entered into an agreement pursuant to which Sonic agreed that, between the date of the agreement and December 31, 2010, it would not solicit, or encourage or facilitate the initiation or submission of, any expression of interest from any person or entity (other than Rovi) relating to a possible acquisition of Sonic, or participate in any discussions or negotiations or enter into any agreement with, or provide any nonpublic information to, any person or entity (other than Rovi) relating to or in connection with such an acquisition Transaction.

Nondisclosure Agreement. On November 2, 2010, Rovi and Sonic entered into a mutual nondisclosure agreement in connection with negotiating the Transaction.

A copy of the Nondisclosure Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference. The Nondisclosure Agreement is summarized in the Offer to Purchase.

Existing Commercial Relationship. From time to time, in the ordinary course of business, Sonic and Rovi have entered into customary commercial arrangements. As of December 22, 2010 and as of the date hereof, there are no commercial contracts in effect between Sonic and Rovi.

Item 4.	The Solicitation or Recommendation

(a) Solicitation/Recommendation

After careful consideration, including a thorough review of the Offer and the Merger Agreement with Sonic’s legal and financial advisors, at a meeting held on December 22, 2010, the Sonic Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers, are advisable and in the best interests of and are fair to Sonic and Sonic’s shareholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers.

Accordingly, and for the other reasons described in more detail below, the Sonic Board unanimously recommends that Sonic’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, to the extent necessary, to vote in favor of the adoption of the Merger Agreement.

A letter to shareholders communicating the Sonic Board’s recommendation and the press release issued by Rovi announcing the commencement of the Offer are filed as Exhibits (a)(2)(A) and (a)(5)(A) hereto, respectively, and are incorporated herein by reference.

(b) Background

The chronology below covers only the key events leading up to entry into the Merger Agreement and does not purport to catalogue every conversation between representatives of Sonic and other parties.

Sonic and Rovi have entered into customary commercial arrangements over the years although there are no current commercial agreements between them. In 2008, Fred Amoroso, Rovi’s President and Chief Executive Officer and Dave Habiger, President and Chief Executive Officer of Sonic, began meeting regularly to discuss their respective business and the industry in general. At such a meeting on October 27, 2010, Mr. Amoroso and Mr. Habiger discussed industry developments, and Mr. Amoroso informed Mr. Habiger that Rovi was interested in potentially acquiring Sonic. Mr. Habiger indicated to Mr. Amoroso that he should speak to Robert J. Doris, Sonic’s non-executive Chairman of the Board, regarding this possibility. Mr. Habiger also told Mr. Doris about Rovi’s potential interest in Sonic.

On October 29, 2010, Mr. Doris and Mr. Amoroso had a meeting at which they discussed the possibility of a business combination between Sonic and Rovi, and Mr. Doris requested that Rovi provide further details regarding a possible transaction. Following this meeting, on October 31, 2010, Mr. Amoroso sent a non-binding letter of intent by email to Mr. Doris in which he outlined certain details regarding Rovi’s interest in acquiring Sonic. In this email, Mr. Amoroso stated that Rovi was prepared to offer an “appropriate premium” to acquire Sonic, that Rovi believed an acquisition could be accomplished through an exchange offer structure on an expedited basis, that an offer including a significant portion of Rovi stock could be structured as a tax free reorganization, and that such an offer would offer Sonic shareholders upside potential in the combined business.

On November 1, 2010, Mr. Doris and Mr. Amoroso spoke by phone and agreed that the parties should enter into a mutual nondisclosure agreement, which the parties then negotiated and entered into on November 2, 2010, so the parties could begin exchanging information for the purpose of evaluating the proposed transaction.

On November 3, 2010, James Wickett, Rovi’s Executive Vice President of Corporate Development, and Clay Leighton, Sonic’s President, Operations, had a telephonic meeting to discuss deal logistics and process.

On November 4, 2010, the Sonic Board had its first scheduled board meeting after Sonic acquired DivX to discuss the status of the integration of DivX and Sonic’s long term operational and strategic plans. At the beginning of the meeting, Mr. Doris provided the Sonic Board with a brief overview of the discussions with Rovi that had occurred to date, including that Sonic and Rovi had entered into a mutual nondisclosure agreement to facilitate negotiations. Questions were asked and a discussion ensued. The Sonic Board then determined that Rovi would need to provide a more specific price indication before negotiations proceeded much further. Mr. Doris said that he and the Sonic management team would keep the full Sonic Board apprised of material developments with respect to a proposed transaction.

Commencing on November 4, 2010, Sonic provided certain projections and financial analyses to Rovi, and there were a number of phone conversations and meetings of Sonic and Rovi representatives regarding Rovi’s diligence review of Sonic.

On November 17, 2010, members of the Sonic management team presented an overview of Sonic’s business to members of Rovi’s management team in a meeting held at Rovi’s office, and Mr. Doris and Mr. Amoroso met separately to discuss the deal consideration.

On November 18, 2010, Mr. Doris and Mr. Amoroso met to discuss the strategic benefits of a combination and the due diligence and analysis performed by Rovi to date. At the meeting, Mr. Amoroso indicated that, based on its preliminary due diligence, Rovi was prepared to negotiate an acquisition transaction in which Sonic shareholders would be offered a premium of more than 20% to the current Sonic common stock trading range, and that Rovi was willing to pay more than $12 per share of Sonic stock. Mr. Amoroso further noted that Rovi was contemplating an exchange offer structure, in which Sonic shareholders would receive consideration in the form of 20% cash and 80% Rovi stock. Mr. Doris responded that the proposed consideration was lower than Sonic could agree to, and that he thought that Rovi should perform some further analysis regarding additional financial and strategic synergies that would be obtainable through a combination of the two companies. Mr. Amoroso indicated that this approach made sense, and they agreed that Sonic and Rovi should continue their discussions regarding a potential transaction.

On November 22, 2010, Mr. Doris, Mr. Leighton, Mr. Mark Ely, Sonic’s President, Strategy, and Mr. Paul Norris, Sonic’s Executive Vice President, Chief Financial Officer and General Counsel, met with Rovi representatives, including Mr. Wickett, Corey Ferengul, Executive Vice President of Product Management and Marketing, James Budge, Rovi’s Chief Financial Officer, Lauren Landfield, Rovi’s Vice President of Corporate Finance, and Steve Goldberg, Rovi’s Vice President of Corporate Development, at Rovi’s corporate offices. At this meeting, the Sonic and Rovi representatives discussed Sonic’s business and financial activities, strategies and projections, and Rovi representatives presented a financial analysis of Sonic, including certain valuation considerations. At the conclusion of the meeting, the parties agreed that they would continue their discussions. Later that day, Mr. Amoroso spoke with Mr. Habiger by telephone regarding Rovi’s management’s views on the proposed transaction.

On November 23, 2010, Mr. Doris contacted Morrison & Foerster LLP, counsel to Sonic, to discuss a potential transaction with Rovi and its possible structure. Representatives of Morrison & Foerster also discussed with Mr. Doris the fiduciary obligations of the Sonic Board in responding to any offer from Rovi.

On November 24, 2010, Mr. Doris and Mr. Leighton met with representatives of William Blair & Company, LLC (“William Blair”) to discuss Sonic’s potential engagement of William Blair as its investment banker in connection with the potential transaction with Rovi. At this meeting, William Blair agreed to perform some preliminary analysis regarding the financial results and projections of Sonic and Rovi, the strategic fit between the two companies, potential synergies, valuations and premiums paid in comparable transactions, potential accretion/dilution in a combination of the companies, and the proposed transaction structure and timing. In the context of discussing an engagement with William Blair, the Sonic representatives explored whether there were prospective acquirers other than Rovi who might be interested in entering into a strategic transaction with Sonic

On November 28, 2010, Mr. Doris provided a memorandum to the Sonic Board regarding the status of discussions between Sonic and Rovi. In this memorandum, Mr. Doris noted that Rovi was proposing a deal that would be structured as an exchange offer in which Sonic shareholders could tender their shares for consideration consisting of 20% cash and 80% Rovi stock, and that Rovi had indicated that it was willing to pay a premium of 30% for Sonic’s stock, or up to $12 to $13 per share. Mr. Doris indicated that Sonic had responded to Rovi that this consideration was insufficient, but that the parties were continuing their discussions.

On November 29, 2010, Messrs. Doris, Leighton, Ely, and Norris and David Richter, Sonic’s Executive Vice President, Business Development, met with representatives of William Blair, who presented their preliminary analysis of the matters discussed at the meeting between William Blair and Sonic the previous week.

On November 30, 2010, Mr. Doris and Mr. Amoroso had a meeting at which they discussed the benefits of a combination and the value and mix of potential deal consideration and agreed to schedule an in-person meeting between the Sonic and Rovi teams to attempt to reach a consensus on the terms of a proposed transaction. Later that day, Mr. Amoroso spoke with Mr. Habiger by telephone regarding the proposed transaction. Also on November 30, 2010, representatives of Morrison & Foerster had an initial discussion with representatives of Cooley LLP, counsel to Rovi, about the proposed transaction.

On December 2, 2010, Messrs. Doris, Habiger, Leighton and Norris met with Mr. Amoroso and Mr. Wickett at Rovi’s corporate offices. At this meeting, Mr. Amoroso summarized Rovi’s analysis of the potential transaction and formally presented a written offer dated December 1, 2010, proposing an exchange offer acquisition of Sonic at the lesser of $13 per share or a 30% premium (increased from the previous offer of 20%) to the average closing price of Sonic’s common stock over the 20 days prior to signing a definitive agreement, such amount to be payable 20% in cash and 80% in Rovi stock, all subject to customary conditions. Mr. Doris responded that this amount was insufficient and, after further discussions between the parties, Mr. Amoroso proposed an acquisition on the same terms but at $14 per share and without any limitation based on the percentage premium of the offer over Sonic’s closing share price. Mr. Doris indicated that this was an offer he could present for consideration to the Sonic Board, subject to finalization of a term sheet regarding the specific terms of the offer.

On December 2, 2010, Mr. Richter had a meeting with a member of management of a potential buyer of Sonic with whom he had a pre-existing relationship to determine whether it was interested in considering a strategic transaction with Sonic. The potential buyer indicated that it would take the matter under consideration.

Between December 2, 2010 and December 9, 2010, a number of conversations were held between Mr. Amoroso and Mr. Doris, regarding the provisions of the term sheet. During this period, documents reflecting various points relating to the term sheet were exchanged between the parties and discussed by representatives of the parties, including representatives of Cooley LLP and Morrison & Foerster. There were also discussions that Sonic was not prepared to execute a no-shop agreement at least until it had explored whether prospective acquirers were interested in entering into a strategic transaction with Sonic and the staging of Sonic’s due diligence regarding Rovi, with part of it to commence as soon as practicable and the balance to occur upon entry into the no-shop agreement. Also during that time, Mr. Wickett and Mr. Leighton had conversations regarding the term sheet, as well as logistics and process.

On December 4, 2010, Messrs. Doris, Leighton and Norris had a telephonic conference with representatives of Morrison & Foerster to discuss the status of the negotiations with Rovi, the potential for exploring whether prospective acquirers were interested in entering into a strategic transaction with Sonic before signing a definitive agreement, Rovi’s insistence on an exclusive negotiating (“no-shop”) agreement and other matters relating to the process of negotiating a definitive agreement.

Thereafter, on December 4, 2010, Mr. Doris sent the Sonic Board an email that included the written proposal delivered by Rovi on December 2, 2010, together with a draft term sheet prepared by Sonic that reflected the $14 per share price proposed by Rovi and included additional provisions, including terms providing that:

•	the exchange offer would become irrevocable upon tender of over 50% of Sonic shares;

•	it was anticipated that Sonic would explore whether any prospective acquirers were interested in entering into a strategic transaction with Sonic;

•	the parties would enter into a standstill and no-shop agreement; and

•	execution of a definitive agreement would be subject to each party’s satisfactory completion of due diligence.

On December 5, 2010, the Sonic Board met and discussed the status of the discussions with Rovi, including the documents circulated by Mr. Doris. At this meeting, Mr. Doris and members of Sonic’s management summarized the recent discussions with Rovi, provided a further overview of Rovi’s business, discussed financial and strategic rationales for a deal, and described potential deal terms as well as risks and other factors to be considered. After discussing these matters, the Sonic Board agreed that it was appropriate for Sonic management to move forward with negotiations along the lines outlined in the draft term sheet and to authorize William Blair to contact prospective acquirers. At the conclusion of the meeting, the Sonic Board directed Mr. Doris and the executive officers to provide it with regular updates on the status of the negotiations and other activities.

On December 6, 2010, representatives of William Blair met with Mr. Doris and members of Sonic’s management team to discuss prospective buyers to be contacted, contemplated due diligence activities, and the process and timeline for negotiating the proposed transaction. Prospective buyers were identified based on a number of factors, including the strategic fit of Sonic’s business with the business of each potential buyer, the history of merger and acquisition activity of each prospective buyer, and the ability of each prospective acquirer to meet or exceed the consideration offered by Rovi in the proposed transaction.

From December 8, 2010 to December 22, 2010, Rovi engaged in a due diligence investigation of Sonic, including calls and meetings between representatives of Rovi, Sonic and their respective advisors.

On December 8, 2010, Sonic formally engaged William Blair to act as its investment banker in connection with the proposed transaction. Also beginning on December 8, 2010, William Blair contacted sixteen prospective buyers identified by Sonic and William Blair (including the prospective buyer with whom Mr. Richter had met on December 2, 2010). Each party was informed that Sonic (described on a no-name basis as a potential acquisition candidate) was in discussions with another party and that if the prospective buyer had interest in pursuing a transaction, a prompt review of the opportunity was required and any indicative proposal (subject to due diligence, negotiation and other customary steps) had to be submitted not later than December 15, 2010. Following preliminary communications with each of these sixteen prospective buyers, eight of the sixteen prospective buyers requested and were sent copies of a no-names executive summary and nondisclosure agreement and one of the sixteen prospective buyers requested and was sent the nondisclosure agreement only. Of these nine prospective buyers, two executed the nondisclosure agreement and received a confidential information package about Sonic. Of these two parties, one requested to meet with Sonic management for further discussions. This meeting took place on December 14, 2010 at that interested party’s offices. By December 15, both of these two parties had declined to proceed further. On the evening of December 15, 2010, in response to Rovi’s continuing requirement of a no-shop agreement, Sonic management confirmed to Rovi that, subject to Board approval at a Sonic Board meeting scheduled for the following morning, Sonic was prepared to enter into a no-shop through December 31, 2010. Later on the evening of December 15, 2010, one of the sixteen parties previously contacted by William Blair that had not initially requested any information, made a request to review the executive summary. William Blair updated the Board on the morning of December 16, 2010 about their contacts and discussions with each of the sixteen parties, and confirmed to the Board that no proposals had been received. After discussing this and other matters (as described below), the Board agreed to enter into a no-shop agreement with Rovi, which was executed on the morning of December 16, 2010. Subsequent to December 15, 2010 through the date of this Schedule, no further inquiries or requests for information with respect to a potential strategic transaction have been received from any of the sixteen prospective buyers contacted by William Blair or any party other than Rovi.

On December 9, 2010, Mr. Doris emailed to the Sonic Board an update on the status of the negotiations with Rovi, including a copy of the proposed term sheet, and advised the Sonic Board that Sonic had retained William Blair as its financial advisor and that William Blair had started a market check that included more than a dozen companies as prospective buyers, and that Sonic had started its due diligence on Rovi.

On December 10, 2010, Mr. Leighton, Mr. Richter, and representatives of William Blair, attended a reverse due diligence meeting at Rovi’s corporate offices. At this meeting, Mr. Budge, Mr. Yu and Mr. Landfield provided detailed information regarding Rovi’s financial, legal and business affairs, addressed items identified in Sonic’s due diligence requests, and responded to questions raised by Sonic and William Blair.

On December 14, 2010, Mr. Leighton, Mr. Ely, Mr. Richter and a representative of William Blair, had an in-person meeting with representatives of the prospective buyer that had requested to meet with Sonic management, including a member of its senior management team. The parties discussed Sonic’s business and financial activities, strategies and projections as well as potential strategic fit in the event of an acquisition. On December 15, 2010, a representative of such prospective buyer indicated to a representative of William Blair that it was not interested in pursuing a transaction with Sonic.

On December 15, 2010, Mr. Amoroso and Mr. Doris had a telephone conversation and Mr. Amoroso sent Mr. Doris an email proposing that the mix of cash and stock consideration to be provided in the potential transaction be altered to an aggregate of 55% cash and 45% Rovi Stock (rather than the prior proposed mix of 20% cash and 80% Rovi Stock), with individual Sonic shareholders able to select either all stock or all cash, subject to potential proration as necessary to achieve the aggregate mix. Mr. Amoroso noted a variety of reasons for the proposed change, including a desire to generate maximum accretive benefits to both sets of shareholders while preserving a tax free reorganization, the need to obtain consent from the counterparties to important Sonic contracts regardless of the transaction structure, the desire to offer Sonic shareholders a choice of consideration to maximize the chance of a successful exchange offer, and the reduction of risk to Sonic shareholders associated with fluctuations in Rovi’s share price between signing a definitive agreement and closing of the exchange offer. During the telephone conversation, Mr. Doris indicated the changed terms seemed interesting but would require more analysis on the part of the Sonic.

On December 16, 2010, the Sonic Board held a special telephonic meeting to discuss the proposed transaction. Messrs. Leighton, Norris and Richter also attended the meeting, as did representatives of Morrison & Foerster and William Blair. At the meeting, Mr. Doris provided a general update regarding the transaction, including the change in consideration mix proposed by Rovi the previous day, and representatives of William Blair reported on its approaches to prospective buyers, and that none of the prospective buyers it contacted had submitted an indicative proposal. William Blair also discussed the results of its reverse due diligence on Rovi and its analysis of the economics of the proposed transaction. Mr. Doris also advised the Sonic Board about Rovi’s continuing insistence that Sonic execute a no-shop arrangement before Rovi would move forward with negotiating a definitive agreement. In addition, Mr. Doris said that Rovi would require the directors and executive officers to agree to tender their Shares in the Offer and would require restrictions on transfers of the Shares. After further discussion about the Rovi transaction, the Sonic Board authorized Sonic’s officers to enter into a no-shop agreement with Rovi for a limited period of time in December 2010 to enable the parties to focus on completing due diligence and negotiating a definitive agreement. At the end of the meeting, Mr. Amoroso joined by telephone and provided the Sonic Board with an overview regarding Rovi’s rationale for the potential transaction and his vision for the combined company.

On December 16, 2010, following the Sonic Board meeting, Sonic and Rovi entered into a no-shop agreement for the period ending December 31, 2010, and a standstill agreement pursuant to which Rovi agreed, for a period of one year from the date of the agreement, not to acquire beneficial ownership of any Sonic securities or take any similar action other than through a negotiated transaction with the Sonic Board. From December 16 through execution of the Merger Agreement, Sonic and its financial and legal advisers performed in-depth due diligence on Rovi, including calls and meetings between representatives of Rovi, Sonic and their respective advisors.

Between December 16 and 22, 2010, Sonic and Rovi engaged in negotiations in respect of a definitive merger agreement. As part of this process, on December 16, 2010, representatives of Cooley LLP presented an initial draft merger agreement to Morrison & Foerster, and the parties and their legal representatives exchanged various comments, changes and revised drafts over the next week. During this period, the parties and their respective advisors continued their respective due diligence activities.

On December 21, 2010, the Sonic Board held a special telephonic meeting, at which members of the Sonic management team and representatives of its legal and financial advisors were also present, to provide an update on the negotiations with Rovi. At this meeting, representatives of Morrison & Foerster reviewed with the Sonic Board its fiduciary duties in connection with its consideration of the proposed transaction, the results of diligence, and the material terms of the current draft of the merger agreement, including financial terms, acquisition structure, board recommendation requirements, restrictions on negotiations of competing proposals and other fiduciary provisions, termination rights, break-up fee and closing conditions, as well as the tender and voting agreements to be executed by Sonic directors and officers. Also at this meeting, William Blair described the scope of its review and its financial analyses with respect to the proposed transaction, including key assumptions, an overview of its valuation methodologies, and a description of its preliminary fairness analysis. William Blair also reviewed the history of its engagement and the steps taken by William Blair on which it had reported previously to the Sonic Board. After discussion, including a meeting in executive session (at which only members of Sonic senior management and outside legal advisors were present), the Sonic Board then adjourned the meeting and agreed to continue their meeting once the merger agreement was substantially finalized.

By the morning of December 22, 2010, the parties and their respective legal counsel had substantially finalized the merger agreement, and at 8:00 a.m. Pacific Time, the Sonic Board reconvened the special meeting. At this meeting, Sonic management and representatives of Morrison & Foerster provided an update regarding final due diligence and negotiation matters, including the proposed resolution of the remaining open items. In addition, William Blair delivered to the Sonic Board an oral opinion, which was confirmed by delivery of a written opinion dated December 22, 2010, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the Per Share Cash Election Consideration, the Per Share Stock Election Consideration and the Per Share Consideration, taken in the aggregate, was fair, from a financial point of view, to the holders of the outstanding Common Stock of Sonic. After further discussion and a meeting in executive session, the Sonic Board then unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers, are advisable and in the best interests of and are fair to Sonic and Sonic’s shareholders, (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers and (ii) recommended that Sonic’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, to the extent necessary, to vote in favor of the adoption of the Merger Agreement, including the principal terms of the First Merger. Thereafter, Morrison & Foerster and Cooley prepared final versions of the Merger Agreement and the form of Shareholder Agreement. At 4:00 p.m. Pacific Time on December 22, 2010, Messrs. Doris and. Greber, acting on behalf of the Sonic Board, in consultation with Sonic’s management team and independent legal advisers, reviewed and approved the final agreement and supporting documents. Sonic and Rovi then executed the merger agreement, and the executive officers and directors executed Shareholder Agreements. At approximately 7:00 p.m. Pacific Time Rovi and Sonic jointly issued a press release announcing the proposed acquisition.

(c) Reasons for Recommendation

In evaluating the Offer, the Mergers and the Merger Agreement, the Sonic Board consulted with Sonic management and legal and financial advisors. In reaching its decision that the Offer and the Mergers are advisable, and in reaching its recommendation that shareholders tender their Shares in the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement, the Sonic Board considered a number of factors, including the following material factors, which the Sonic Board viewed as supporting its recommendation:

•

Premium to Market Share Price. The Sonic Board considered that the value of the Aggregate Consideration as of December 21, 2010 of $14.17 per Share represented a 24.3% premium to the closing price of $11.40 on December 21, 2010, a 31.6% premium to the one week average price, a 66.3% premium to the one month average price and a 72.8% premium to the six month average price.

•

Sonic’s Operating and Financial Condition; Prospects of Sonic as an Independent Company; Risks of Execution in a Highly Competitive, Rapidly Evolving Marketplace. The Sonic Board considered the current and historical financial condition, results of operations, and business of Sonic, as well as Sonic’s financial plan and prospects, if it were to remain an independent company. The Sonic Board evaluated Sonic’s long-term strategic plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically) if Sonic were to execute or fail to execute upon its strategic plan. The Sonic Board discussed the impact of general economic market trends on Sonic’s sales, as well as general market risks that could reduce the market price of the Shares. The Sonic Board also considered the highly competitive and rapidly evolving marketplace, particularly the marketplace for internet delivery of premium video content, in which Sonic operates and is expected to operate in the future and the fact that many of Sonic’s competitors have greater name recognition, access to larger customer bases and substantially greater resources, and the impact of this very competitive and dynamic environment on Sonic’s ability to execute its strategic plan without substantial risk to the value of the Shares.

•

Complementary Companies. The Sonic Board’s belief that the product lines of Sonic and Rovi are complementary, which the Sonic Board expects to increase opportunities to realize Sonic’s strategic objectives of enabling consumers to buy and play premium content anywhere and at anytime and to develop and strengthen Roxio and DivX branded technologies, products and services.

•

Opinion of William Blair. The Sonic Board considered the oral opinion of William Blair (which was confirmed in writing by delivery of William Blair’s written opinion dated December 22, 2010), with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of Sonic Shares in the Transaction, as of December 22, 2010 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by William Blair in preparing its opinion. See “—The Solicitation or Recommendation—Opinion of William Blair & Company, LLC, Financial Advisor to Sonic Solutions.”

•

Solicitation of Other Parties Prior to Execution of the Merger Agreement. The Sonic Board considered that William Blair had approached 16 prospective buyers to solicit indications of interest in a possible strategic transaction with Sonic, of which only two executed nondisclosure agreements. Only one of the two prospective buyers requested to meet with Sonic management for further discussion and it then indicated no further interest in pursuing a transaction with Sonic.

•

Ability to Respond to Certain Unsolicited Takeover Proposals. The Sonic Board considered Sonic’s rights under the Merger Agreement to pursue unsolicited acquisition proposals under specified circumstances.

•	Ability to Terminate the Merger Agreement to Accept a Superior Proposal. The Sonic Board considered Sonic’s ability, following receipt of certain competing acquisition proposals that are more favorable from a financial point of view to Sonic’s shareholders, to change its recommendation with respect to the Offer and the Mergers and terminate the Merger Agreement if certain conditions are satisfied, including that the Sonic Board determines in good faith (after taking into account the advice of its outside legal counsel and consulting with its financial advisors) that the failure to do so would reasonably be expected to constitute a breach of the Sonic Board’s fiduciary obligations to Sonic shareholders under applicable law and that Sonic pays Rovi the Termination Fee of $21.6 million. In addition, the Sonic Board considered that the Termination Fee was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude another party from making a Superior Proposal (as defined in the Merger Agreement).

•

Absence of Financing Condition and Other Limited Conditions. The Sonic Board’s belief that the Offer will be completed and the Mergers will be consummated, based on, among other things, the absence of a financing condition and the limited number of other conditions to the Offer and the Mergers.

•

Election of Consideration; Potential Participation in Growth. The Sonic Board considered the ability of Sonic shareholders in the Offer to elect to receive the offer consideration in cash or in Rovi Stock, or a combination thereof, subject to proration as provided in the Merger Agreement. The ability to choose cash consideration will offer Sonic shareholders certainty as to the value of that consideration. Sonic shareholders’ ability to choose Rovi Stock as consideration could result in such receipt being on a potential “tax-free” basis, while offering Sonic shareholders participation in the future growth of the combined company.

•

Accretion in Rovi Value. The Sonic Board’s understanding, based on its review of Rovi’s financial position and results of operations, that the Transaction is expected to be accretive to Rovi’s earnings in future periods, irrespective of possible cost savings and synergies, which would benefit Sonic Shareholders who receive Rovi Stock.

•

More Liquid Market. The Sonic Board considered that Rovi Stock has substantial liquidity in the public markets, giving Sonic shareholders who receive Rovi Stock a high level of certainty in their ability to sell the shares in the market.

In addition to those set forth above, the Sonic Board considered a number of additional factors, including the following potentially negative factors with respect to its recommendation:

•

No Shareholder Participation in Future Earnings or Growth of Sonic as an Independent Company. The Sonic Board considered that the Offer and the Mergers would preclude Sonic’s shareholders from having an opportunity to participate in Sonic’s future earnings growth and future profits as an independent company.

•

Merger Agreement Could Discourage Other Prospective Buyers. The Sonic Board considered that entering into the Merger Agreement with Rovi and certain provisions of the Merger Agreement such as the non-solicitation and termination fee provisions, as well as the obligation of the directors and executive officers to tender Shares into the Offer pursuant to the Shareholder Agreements, may have the effect of discouraging other prospective buyers from pursuing a more advantageous business combination with Sonic.

•

Changes in Rovi Stock Price Will Affect the Value of the Per Share Stock Election Consideration. The Sonic Board considered that decreases in the price of a share of Rovi Stock will adversely affect the Aggregate Consideration payable for the Shares.

•

Possibility that the Offer and Mergers will Not Qualify as a Reorganization. The Sonic Board considered that if the Offer and Mergers are not considered a “reorganization” within the meaning of Section 368(a) of the Code, the expected tax consequences to the holders of Shares would not be as anticipated by the Sonic Board and described in the Schedule TO.

•

The Benefits of a Combined Business May not be Realized. The Sonic Board considered that Rovi may not be successful in integrating Sonic into its operations and that Sonic shareholders who receive Rovi Stock may not realize any potential benefits of a combined company.

•

Transaction Costs. The Sonic Board considered the significant costs involved in connection with entering into the Merger Agreement and completing the Offer and the Mergers and the related disruptions to the operation of Sonic’s business, including the risk that the operations of Sonic would be disrupted by employee concerns or departures, or by the loss of customers following announcement of the Offer and the Mergers.

•

Interim Restrictions on Business. The Sonic Board considered that pursuant to the Merger Agreement, Sonic is required to obtain Rovi’s consent before it can take a variety of actions during the period of time between the signing of the Merger Agreement and the completion of the Merger.

•

Effect of Failure to Complete Transaction. The Sonic Board considered that the conditions to the completion of the Offer may not be met, including failure of the Minimum Condition, and that the Offer and the Mergers otherwise may not be completed. The Sonic Board considered the adverse effect on Sonic’s business and ability to attract and retain key management personnel if the Transaction were, in fact, not completed.

•

Rovi’s Termination Right if the Conditions Are Not Met. The Sonic Board considered Rovi’s right to terminate the Offer and the Merger Agreement in the event that the Minimum Condition or other conditions are not met and the Offer is not consummated by June 22, 2011.

•	Distraction of Management and Employees. The Sonic Board considered that the Offer and the Mergers would be a distraction to Sonic’s management and employees.

•

Interests of Management. The Sonic Board considered the fact that the directors and executive officers may have an interest in the Offer and the Mergers that may be different from, or in addition to, those of Sonic’s other shareholders, as a result of agreements referred to in Item 3 of this Statement.

The Sonic Board concluded, however, that many of these risks could be managed or mitigated by Sonic or were unlikely to have a material effect on the Offer or the Mergers and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Mergers were outweighed by the potential benefits of the Offer and the Mergers.

The foregoing discussion of the factors considered by the Sonic Board is not intended to be exhaustive but summarizes the material factors and risks considered by the Sonic Board in making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Transaction and the complexity of these matters, the Sonic Board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. The Sonic Board conducted an overall analysis of the factors described above, including discussions with the management team and outside legal and financial advisors. In considering the factors described above, individual members of the Sonic Board may have given different weight to different factors.

(d) Opinion of Sonic’s Financial Advisor

Opinion of William Blair & Company, L.L.C., Financial Advisor to Sonic Solutions

William Blair acted as financial advisor to Sonic in connection with the Transaction. As part of its engagement, Sonic requested that William Blair render an opinion as to whether the Per Share Cash Election Consideration, the Per Share Stock Election Consideration and the Per Share Consideration, taken in the aggregate, was fair, from a financial point of view, to the holders of the outstanding Common Stock of Sonic. On December 22, 2010, William Blair delivered its oral opinion to the Sonic Board and subsequently confirmed in writing that, as of such date and based upon and subject to the assumptions and qualifications stated in its opinion, the Per Share Cash Election Consideration, the Per Share Stock Election Consideration and the Per Share Consideration, taken in the aggregate, was fair, from a financial point of view, to the holders of the outstanding common stock of Sonic (other than Shares owned by Sonic, Rovi or Purchaser or as to which dissenters’ rights are perfected).

The full text of William Blair’s written opinion, dated December 22, 2010, is attached as Annex II to this Statement and incorporated in its entirety into this Statement by reference. Holders of Sonic Common Stock are urged to read the entire opinion carefully to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinion. William Blair’s opinion relates only to the fairness, from a financial point of view, to the holders of outstanding common stock of Sonic of the Per Share Cash Election Consideration, the Per Share Stock Election Consideration and the Per Share Consideration, taken in the aggregate, to be paid by Rovi to such shareholders in the Transaction. William Blair’s opinion does not address any other aspect of the Transaction or any related transaction, and does not constitute a recommendation to any shareholder as to how that shareholder should vote on, or make any election with respect to, the proposed Offer, the Merger Agreement or the Mergers, William Blair did not address the merits of the underlying decision by Sonic to engage in the Transaction. The following summary of William Blair’s opinion is qualified in its entirety by reference to the full text of the opinion.

William Blair provided the opinion described above for the information and assistance of the Sonic Board in connection with its consideration of the Transaction. The terms of the Merger Agreement and the amount and form of the consideration to be paid by Rovi to the holders of Sonic Common Stock, however, were determined through negotiations between Sonic and Rovi, and were approved by the Sonic Board. William Blair provided financial advice to Sonic during such negotiations. However, William Blair did not recommend any form of consideration to Sonic, or that any specific form of consideration constituted the only appropriate consideration for the proposed Transaction.

In connection with its opinion, William Blair, among other things:

•	reviewed the draft of the Merger Agreement provided to William Blair on December 22, 2010 (the “Final Draft Merger Agreement”);

•

reviewed the audited historical financial statements of (i) Sonic for the three years ended March 31, 2010, (ii) DivX, Inc. (Sonic acquired entity) financial statements for the three years ended December 31, 2009 and (iii) Rovi for the three years ended December 31, 2009;

•

reviewed the unaudited financial statements of Sonic and Rovi for the year-to-date period ended September 30, 2010; the unaudited financial statements for DivX for the six months ended June 30, 2010 and the unaudited trial balance of DivX for the nine months ended September 30, 2010;

•

reviewed certain internal business, operating and financial information and forecasts of Sonic for the calendar years ending 2010 through 2015 prepared by the senior management of Sonic (the “Sonic Forecasts”);

•

reviewed certain internal business, operating and financial information and forecasts of Rovi (the “Rovi Forecasts”) for the calendar years ending 2010 through 2013 prepared by the senior management of Rovi;

•	reviewed the relative contributions of Sonic and Rovi to certain combined financial statistics;

•	reviewed information regarding publicly available financial terms of certain other business combinations William Blair deemed relevant;

•	reviewed the financial position and operating results of each of Sonic and Rovi, respectively, compared with those of certain other publicly traded companies William Blair deemed relevant;

•	reviewed current and historical market prices and trading volumes of Sonic shares and Rovi shares, respectively;

•

reviewed certain publicly available business and financial information relating to each of Sonic and Rovi that William Blair deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of each of Sonic and Rovi, respectively; and

•	reviewed certain other publicly available information on each of Sonic and Rovi, respectively.

William Blair also held discussions with members of the senior managements of Sonic and Rovi, respectively, to discuss the foregoing, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant. William Blair was also requested by Sonic to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of Sonic.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information that was examined by or otherwise reviewed or discussed with William Blair for purposes of the opinion, including, without limitation, the Sonic Forecasts and Rovi Forecasts provided by Sonic’s and Rovi’s senior management, and William Blair did not assume any responsibility or liability therefor. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Sonic or Rovi, nor were any such valuations or appraisals provided to William Blair. William Blair was advised by the senior managements of Sonic and Rovi that the Sonic Forecasts and Rovi Forecasts, respectively, examined by William Blair were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Sonic and Rovi, and William Blair assumed, with such managements’ consent, that the Sonic Forecasts and the Rovi Forecasts will be achieved in the amounts and at the time contemplated thereby. William Blair expressed no opinion with respect to the Sonic Forecasts or Rovi Forecasts or the estimates and judgments on which they are based. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation to any of Sonic’s officers, directors, or employees (or any class of such persons) relative to the compensation to other shareholders. William Blair did not address the relative merits of the Transaction as compared to any alternative business strategies that might exist for Sonic, or the effect of any other transaction in which Sonic might engage. William Blair assumed that Sonic received from Sonic’s legal, accounting and tax advisors all such advice as to legal, accounting and tax matters as Sonic deemed necessary or advisable. William Blair assumed that the executed form of the Merger Agreement conformed in all material respects to the last draft thereof reviewed by William Blair and that the Transaction would be consummated on the terms described in the Final Draft Merger Agreement, without any amendment or waiver of any material terms or conditions by Sonic.

William Blair’s opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, December 22, 2010. Although developments subsequent to December 22, 2010 may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion.

William Blair did not express any opinion as to the price at which the common stock of Sonic or Rovi will trade at any future time or as to the effect of the announcement of the Transaction on the trading price of the common stock of Sonic or Rovi. William Blair noted that the trading price may be affected by a number of factors, including but not limited to:

•	dispositions of the common stock of Sonic or Rovi by their respective shareholders after the announcement of the Transaction;

•	changes in prevailing interest rates and other factors that generally influence the price of securities;

•	adverse changes in the current capital markets;

•	the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Sonic or Rovi or in their respective target markets;

•	any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities; and

•	timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Sonic Board the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its opinion.

Selected Public Company Analysis. William Blair reviewed and compared certain financial information relating to Sonic to corresponding financial information, ratios and public market multiples for eight publicly traded companies (excluding Rovi) which provide digital media software and services, irrespective of market capitalization. Although none of the selected companies are directly comparable to Sonic, the selected companies were chosen because they are publicly traded companies that operate in a similar industry to Sonic and have lines of business and financial and operating characteristics similar to Sonic. William Blair determined, using its professional judgment, that these selected companies were the most appropriate for purposes of this analysis and, while there may be other companies that operate in similar industries to Sonic or have similar principal lines of business or financial or operating characteristics to Sonic, William Blair did not specifically identify any other companies for this purpose. The companies selected by William Blair were:

•	Digimarc Corporation;

•	Dolby Laboratories Inc.;

•	DTS Inc.;

•	Limelight Networks, Inc.;

•	Monotype Imaging Holdings Inc.;

•	Netflix, Inc.;

•	RealD Inc.; and

•	SRS Labs Inc.

Among the information William Blair considered were revenue, adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) and adjusted net income. In calculating adjusted EBITDA and adjusted net income, William Blair excluded certain non-cash items including stock-based compensation, amortization of acquired intangibles, acquisition and restructuring related expenses, and customer warrant expenses, as applicable. William Blair considered the enterprise value as a multiple of revenue and adjusted EBITDA for each company for the respective calendar year revenue and adjusted EBITDA estimates for 2010, 2011 and 2012, and the equity value to adjusted net income estimates for 2010, 2011 and 2012. The operating results and corresponding multiples of the selected companies were based on each company’s most recent available publicly disclosed financial information, closing share prices as of December 21, 2010 and estimates for calendar years 2010, 2011 and 2012 where appropriate. William Blair noted that it did not have access to internal forecasts for any of the selected public companies, except Sonic and Rovi.

William Blair then compared the implied transaction multiples for Sonic and the trading multiples for Rovi to the range of trading multiples for the selected companies. Information regarding the range of multiples from William Blair’s analysis of selected publicly traded companies is set forth in the following table:

	Selected Public Company Valuation Multiples			Sonic Implied Transaction Multiple		Rovi Trading Multiple
	Min	Median	Max
Enterprise Value / CY 2010E Revenue	3.03x	5.07x	9.05x	3.77	x	11.68x
Enterprise Value / CY 2011E Revenue	2.62x	4.15x	7.51x	3.14	x	10.68x
Enterprise Value / CY 2012E Revenue	2.18x	3.31x	6.09x	2.15	x	9.32x

Enterprise Value / CY 2010E Adjusted EBITDA	9.1x	22.2x	26.3x	44.5	x	23.7x
Enterprise Value / CY 2011E Adjusted EBITDA	8.7x	15.3x	20.3x	26.4	x	20.9x
Enterprise Value / CY 2012E Adjusted EBITDA	6.3x	10.7x	16.7x	17.3	x	17.2x

Equity Value / CY 2010E Adjusted Net Income	21.8x	33.9x	66.0x	NA		29.4x
Equity Value / CY 2011E Adjusted Net Income	14.4x	32.5x	51.0x	51.5	x	25.3x
Equity Value / CY 2012E Adjusted Net Income	8.7x	25.4x	34.4x	32.4	x	20.3x

William Blair noted that the implied transaction multiples based on the terms of the Transaction were generally within or above the range of multiples of the selected public companies. William Blair noted that the Rovi trading multiples were generally within the range of multiples of the selected public companies, with the exception of revenue multiples, where Rovi was higher. William Blair noted that adjusted EBITDA and adjusted Net Income were more meaningful valuation measures than revenue due to the wide variance in margins among the selected companies, Sonic, and Rovi.

Although William Blair compared the trading multiples of the selected companies and Rovi as of December 21, 2010 close and applied such multiples to Sonic at $14.17 per Share, none of the selected companies is identical to Sonic. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Selected M&A Transactions Analysis. William Blair performed an analysis of selected recent mergers and acquisitions consisting of transactions announced subsequent to January 1, 2007 and focused primarily on the digital media software and services industry. William Blair’s analysis was based solely on publicly available information regarding such transactions. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The transactions examined were (target/acquiror):

•	DivX, Inc./Sonic Solutions;

•	Global IP Solutions/Google Inc.;

•	Omneon, Inc./Harmonic Inc.;

•	Tandberg ASA/Cisco Systems, Inc.;

•	eventIS Group B.V./SeaChange International Inc.;

•	OpenTV Corp./Kudelski SA;

•	On2 Technologies Inc./Google Inc.;

•	NDS Group Ltd./Premira Advisers Ltd.;

•	Gemstar-TV Guide International Inc./Rovi Corporation;

•	Coding Technologies AB/Dolby Laboratories Inc.;

•	NAVTEQ Corporation/Nokia Inc.; and

•	VoiceSignal Technologies, Inc./Nuance Communications, Inc.

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of revenue and adjusted EBITDA of the target for the latest twelve months prior to the announcement of these transactions. William Blair compared the resulting range of transaction multiples of revenue and adjusted EBITDA for the selected transactions to the implied transaction multiples for Sonic. Information regarding the range of multiples from William Blair’s analysis of selected transactions is set forth in the following table:

	Selected Transaction Valuation Multiples			Implied Transaction Multiple
	Min	Median	Max
Enterprise Value/LTM (9/30/2010) Revenue	1.10x	3.27x	12.69x	3.78x
Enterprise Value/LTM (9/30/2010) Adjusted EBITDA	7.8x	23.2x	35.7x	38.3x

William Blair noted that the implied transaction multiples based on the terms of the Transaction were within or above the range of multiples of the selected transactions.

Although William Blair analyzed the multiples implied by the selected transactions and applied such multiples to Sonic, none of these transactions or associated companies is identical to the Transaction. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of Sonic versus the values of the companies in the selected transactions.

Discounted Cash Flow Analysis. William Blair utilized the Sonic Forecasts to perform a discounted cash flow analysis of Sonic’s projected future cash flows for the period commencing December 31, 2010 and ending December 31, 2015. Using discounted cash flow methodology, William Blair calculated the present values of the projected free cash flows for Sonic. William Blair estimated the terminal value by utilizing 2015 projected EBITDA exit multiples of 14.0x to 16.0x. In this analysis, William Blair assumed discount rates ranging from 17.5% to 19.5%, based on a range of weighted average cost of capital for Sonic using the levered beta from December 2005 to December 2010. William Blair aggregated (1) the present value of the free cash flows over the applicable forecast period with (2) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. William Blair derived a range of fully diluted equity value per Sonic Share by subtracting Sonic’s debt and adding cash and cash equivalents from the resulting enterprise value range and by dividing by Sonic’s total Shares outstanding and common stock equivalents. The fully diluted equity value implied by the discounted cash flow analysis ranged from $11.08 per Share to $13.31 per Share compared to the Aggregate Consideration of $14.17 per Share.

Premiums Paid Analysis. William Blair also reviewed data from 208 public transactions, with equity values between $250 million and $1,500 million that were announced since January 1, 2007 in which 100% of the target’s equity was acquired. Specifically, William Blair analyzed the transaction price per share as a premium to the closing share price one day, one week, one month, 90 days and 180 days prior to the target’s announcement of the transaction. William Blair compared the range of resulting per share stock price premiums for the reviewed transactions to the premiums implied by the Transaction based on Sonic’s share prices one day, one week, one month, 90 days and 180 days prior to announcing the Transaction on December 22, 2010. Information regarding the premiums calculated from William Blair’s analysis of selected transactions is set forth in the following table:

	Price Per Share	Premium (Discount)	Premium Paid Percentile
Period		At $14.17 Offer Price	10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day	$11.40	24%	5%	10%	15%	21%	25%	31%	36%	43%	56%
One Week	$10.77	32%	6%	12%	17%	23%	27%	32%	38%	47%	59%
One Month	$8.52	66%	5%	15%	20%	25%	29%	33%	40%	48%	69%
90 Days	$8.29	71%	3%	13%	19%	27%	31%	37%	48%	56%	75%
180 Days	$8.20	73%	(3)%	7%	16%	27%	34%	46%	56%	68%	97%

William Blair noted that the common stock premiums implied by the Transaction for the one day and one week periods prior to announcement of the Transaction were comparable to or above the 40th and 50th percentile, respectively, of the premiums paid for the referenced transaction group. The premiums implied by the Transaction for the one month, 90 day and 180 day periods prior to announcing the Transaction were generally comparable to or above the 80th percentile of the premiums paid for the referenced transaction group.

Pro Forma Relative Contribution Analysis. Based on information provided by the managements of each of Sonic and Rovi, William Blair compared the contribution of each of Sonic and Rovi to certain combined financial statistics, excluding adjustments related to the Transaction. Sonic estimated calendar year 2010 financials are presented on a pro forma basis for the acquisition of DivX on a full year basis. The implied contribution was based upon estimates of revenue, adjusted EBITDA, and adjusted net income for calendar years 2010, 2011, and 2012.

	Selected Pro Forma Contribution Analysis
	Rovi Contribution	Sonic Contribution
CY 2010E Revenue	73.8%	26.2%
CY 2011E Revenue	72.0%	28.0%
CY 2012E Revenue	66.9%	33.1%

CY 2010E Adjusted EBITDA	94.2%	5.8%
CY 2011E Adjusted EBITDA	91.7%	8.3%
CY 2012E Adjusted EBITDA	89.8%	10.2%

CY 2011E Adjusted Net Income	94.5%	5.5%
CY 2012E Adjusted Net Income	93.1%	6.9%

William Blair noted that the percentage of the combined enterprise value and equity value received by Sonic shareholders in the Transaction were 10.3% and 10.6%, respectively, which exceeded Sonic’s pro forma contribution of adjusted EBITDA and adjusted net income but was below Sonic’s pro forma contribution of revenue. William Blair noted that adjusted EBITDA and adjusted net income were more meaningful measures of pro forma contribution due to the wide variance in margins between Sonic and Rovi.

General. This summary is not a complete description of the analysis performed by William Blair but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed Transaction and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the consideration to be paid to the holders of the outstanding shares of Sonic. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole and in consideration of the process undertaken by Sonic. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete or misleading view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Sonic, Rovi or the Transaction. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of strategic combinations and mergers. William Blair is familiar with Sonic, having provided certain investment banking services to Sonic and its board of directors from time to time, including having acted as financial advisor to Sonic in connection with the public offering of Common Stock in December 2009 that raised $31.4 million in gross proceeds, for which William Blair received customary remuneration. Furthermore, in the ordinary course of its business, William Blair and its affiliates may beneficially own or actively trade common stock and other securities of Sonic or Rovi for its own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in these securities.

Sonic hired William Blair based on its qualifications and expertise in providing financial advice to companies and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated December 8, 2010, Sonic agreed to pay William Blair a retainer fee of $100,000 at the execution of the letter agreement, a fee of $500,000 in connection with the provision of its fairness opinion and a transaction fee of 0.85% of the value of the consideration paid to Sonic shareholders in the Transaction (less the retainer fee and the opinion fee). Sonic has also agreed to indemnify William Blair and related persons against various liabilities, including certain liabilities under the federal securities laws.

The type and amount of consideration to be payable to Sonic shareholders in the Transaction were determined through negotiations between Sonic and Rovi and the decision to enter into the Transaction was solely that of Sonic’s board of directors. As described above, William Blair’s opinion to Sonic’s board of directors was only one of many factors taken into consideration by Sonic’s board of directors in making its determination to approve the Transaction and should not be viewed as determinative of the views of Sonic’s board of directors or management with respect to the Transaction or the Aggregate Consideration. The foregoing summary does not purport to be a complete description of the analyses performed by William Blair in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of William Blair attached as Annex II to this Statement.

(e) Intent to Tender

To Sonic’s knowledge, after making reasonable inquiry, in accordance with their respective Shareholder Agreements, each of Sonic’s executive officers and directors currently intends to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer and not to withdraw such tender (subject to the right of such person to transfer Shares pursuant to a pre-existing plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act). The summary of the Shareholder Agreement contained in Item 3(b) above is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Shareholder Agreement, which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used

Except as set forth below, neither Sonic nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of Sonic concerning the Transaction.

William Blair & Company, L.L.C. The Sonic Board selected William Blair as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated December 8, 2010, Sonic engaged William Blair to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Sonic paid William Blair a retainer fee of $100,000 in connection with the execution of the engagement letter, and a fee of $500,000 in connection with the provision of its fairness opinion (discussed under Item 4 above). Sonic will also pay William Blair a transaction fee of 0.85% of the value of the consideration paid to Sonic’s shareholders in the transaction, expected to be approximately $6.7 million (depending on the price of Rovi Stock), less the retainer fee and the opinion fee. Under the agreement, (i) William Blair is responsible (and will not be reimbursed by Sonic) for its expenses, including attorneys’ fees and disbursements, and (ii) Sonic has agreed to indemnify William Blair and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 6.	Interest in Securities of the Subject Company

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days (ending January 7, 2011) by Sonic or, to Sonic’s knowledge, by any of Sonic’s directors, executive officers, affiliates or subsidiaries, except for the following transactions, which consisted primarily of exercises of Sonic Options and/or sales pursuant to a pre-existing plans that meets the requirements of Rule 10b5-1(c) under the Exchange Act:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
Robert J. Doris	1/4/2011	Common Stock Disposition	121,358	$15.00	[1]
	1/4/2011	Common Stock Disposition	17,642	$15.00	[2]
	12/13/2010	Common Stock Disposition	57,000	$10.84	[3]
	11/23/2010	Common Stock Disposition	18,000	$8.97	[4]

David C. Habiger	1/4/2011	Common Stock Disposition	540	$14.92	[5]
	1/4/2011	Sonic Option Exercise	540	$4.82
	1/3/2011	Common Stock Disposition	2,064	$14.77	[6]
	1/3/2011	Sonic Option Exercise	2,064	$4.82
	12/23/2010	Sonic Option Exercise	12,500	$1.23
	12/23/2010	Sonic Option Exercise	2,604	$4.82
	12/23/2010	Sonic Option Exercise	266,350	$6.89
	12/23/2010	Common Stock Disposition	135,265	$14.03	[7]
	12/23/2010	Common Stock Disposition	85,100	$14.02	[8]
	12/23/2010	Common Stock Disposition	61,089	$13.98	[9]
	11/9/2010	Common Stock Disposition	566	$12.50	[10]
	11/9/2010	Sonic Option Exercise	566	$6.89
	11/8/2010	Common Stock Disposition	9,734	$12.51	[11]
	11/8/2010	Sonic Option Exercise	9,734	$6.89
	11/5/2010	Common Stock Disposition	29,600	$12.63	[12]
	11/5/2010	Common Stock Disposition	75,000	$12.11
	11/5/2010	Sonic Option Exercise	37,500	$1.23
	11/5/2010	Sonic Option Exercise	31,250	$4.82
	11/5/2010	Sonic Option Exercise	35,850	$6.89

A. Clay Leighton	1/3/2011	Common Stock Disposition	15,000	$14.76	[13]
	1/3/2011	Sonic Option Exercise	5,000	$1.17
	1/3/2011	Sonic Option Exercise	1,608	$1.17
	1/3/2011	Sonic Option Exercise	8,392	$1.23
	12/1/2010	Common Stock Disposition	15,000	$10.27	[14]
	12/1/2010	Sonic Option Exercise	5,000	$1.17
	12/1/2010	Sonic Option Exercise	5,000	$1.17
	12/1/2010	Sonic Option Exercise	5,000	$1.23

Mark Ely	3/1/2011	Common Stock Disposition	4,793	$14.38	[15]
	3/1/2011	Sonic Option Exercise	3,125	$1.23
	3/1/2011	Sonic Option Exercise	1,668	$3.97
	12/27/2010	Common Stock Disposition	25,418	$14.75	[16]
	12/27/2010	Common Stock Disposition	4,582	$14.75	[17]
	12/27/2010	Sonic Option Exercise	25,418	$1.23
	12/27/2010	Sonic Option Exercise	4,582	$4.82
	12/7/2010	Common Stock Disposition	6,100	$11.01	[18]
	12/7/2010	Sonic Option Exercise	6,100	$1.23
	12/6/2010	Common Stock Disposition	150	$11.00
	12/6/2010	Sonic Option Exercise	150	$1.23
	12/1/2010	Common Stock Disposition	10,000	$10.22	[19]
	12/1/2010	Sonic Option Exercise	10,000	$1.23
	11/15/2010	Common Stock Disposition	2,293	$9.10

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
Paul F. Norris	11/15/2010	Common Stock Disposition	641	$9.10
	11/15/2010	Exercised Restricted Stock Award	1,750	$0.00

Matthew S. DiMaria	12/29/2010	Common Stock Disposition	11,417	$15.05	[20]
	12/29/2010	Common Stock Disposition	3,583	$15.05	[21]
	12/29/2010	Sonic Option Exercise	11,417	$1.23
	12/29/2010	Sonic Option Exercise	3,583	$4.82
	12/14/2010	Common Stock Disposition	3,500	$10.79	[22]
	12/14/2010	Sonic Option Exercise	3,500	$1.23
	11/16/2010	Common Stock Disposition	1,417	$9.01	[23]
	11/16/2010	Sonic Option Exercise	1,417	$1.23
	11/12/2010	Common Stock Disposition	2,083	$9.86	[24]
	11/12/2010	Sonic Option Exercise	2,083	$1.23

Robert M. Greber	1/3/2011	Common Stock Disposition	6,000	$14.75	[25]
	1/3/2011	Sonic Option Exercise	6,000	$1.23
	12/23/2010	Common Stock Disposition	21,000	$14.02	[26]
	12/23/2010	Sonic Option Exercise	21,000	$1.23
	12/1/2010	Common Stock Disposition	3,000	$10.12	[27]
	12/1/2010	Sonic Option Exercise	3,000	$1.23

Kevin Hell	11/11/2010	Common Stock Disposition	93,600	$10.50	[28]
	11/11/2010	Common Stock Disposition	93,600	$10.31	[29]

R. Warren Langley	11/15/2010	Common Stock Disposition	8,000	$9.28	[30] [31]
	11/15/2010	Sonic Option Exercise	8,000	$1.23

Peter J. Marguglio	12/29/2010	Common Stock Disposition	18,000	$15.00
	12/16/2010	Common Stock Disposition	2,000	$11.03
	12/16/2010	Sonic Option Exercise	24,000	$1.61
	12/16/2010	Sonic Option Exercise	60,000	$1.23
	11/17/2010	Common Stock Disposition	2,000	$9.00	[32]

Mary C. Sauer	1/4/2011	Common Stock Disposition	121,358	$15.00	[33]
	12/13/2010	Common Stock Disposition	57,000	$10.84	[34]
	11/23/2010	Common Stock Disposition	18,000	$8.97	[35]

[1]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.93 to $15.10.
[2]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.97 to $15.01.
[3]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $10.50 to $11.05.
[4]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $8.91 to $9.08.
[5]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.91 to $14.93.
[6]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.75 to $14.78.
[7]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.01 to $14.06.
[8]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.01 to $14.04.

[9]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $13.95 to $14.05.
[10]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $12.50 to $12.51.
[11]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $12.50 to $12.54.
[12]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $12.50 to $12.79.
[13]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.70 to $14.88.
[14]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $10.00 to $10.43.
[15]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $14.80 to $14.87.
[16]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $14.75 to $14.78.
[17]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $14.75 to $14.78.
[18]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $11.00 to $11.03.
[19]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $10.00 to $10.43.
[20]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $15.00 to $15.10.
[21]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $15.00 to $15.10.
[22]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $10.75 to $10.84.
[23]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $9.00 to $9.02.
[24]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $9.79 to $9.96.
[25]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.70 to $14.85.
[26]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.02 to $14.04.
[27]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $10.00 to $10.21.
[28]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $10.23 to $11.06.
[29]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $9.97 to $11.06.
[30]	This sale was not made pursuant to a 10b5-1 plan.
[31]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $9.27 to $9.30.
[32]	This sale was not made pursuant to a 10b5-1 plan.
[33]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.93 to $15.10.
[34]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $10.50 to $11.05.
[35]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $8.91 to $9.08.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by Sonic in response to the Offer, which relate to a tender offer or other acquisition of Sonic securities by Sonic, any subsidiary of Sonic or any other person.

(b) Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by Sonic in response to the Offer, that relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Sonic or any subsidiary of Sonic, (ii) a purchase, sale or transfer of a material amount of assets by Sonic or any subsidiary of Sonic, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Sonic.

(c) Except as indicated in Items 2, 3 and 4 of this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Rovi, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Sonic Board other than at a meeting of Sonic’s shareholders.

Shareholder Approval. Sonic has represented in the Merger Agreement that the affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of Sonic’s capital stock necessary in connection with the consummation of the Merger. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than 90% of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of Sonic.

The 50-90 Rule. Under the CGCL, the Merger Consideration paid to Sonic’s shareholders in the Merger may not be cash if Purchaser owns, directly or indirectly, more than 50% but less than 90% of the then outstanding Shares unless either (i) all the shareholders of Sonic consent to the Merger or (ii) the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If such shareholder consent or Commissioner of Corporations approval is not obtained, the CGCL requires that the consideration received in the Merger consist only of non-redeemable common stock of Rovi as described under Item 2 above. See Item 2 above for a description of the consideration to be paid in the First Merger, the Top-Up Option and the ability of Rovi to effect a short-form merger.

Prospective Financial Information. Sonic made available to Rovi certain non-public business and financial information about Sonic as a stand-alone company, including financial forecasts for the fiscal years ending March 31, 2011 and March 31, 2012. The financial forecasts were prepared and delivered in November 2010 and were based on numerous assumptions made at that time by Sonic’s management, including (i) Sonic’s expectations regarding the number of consumer electronics manufacturers shipping Sonic-powered premium content stores, the number of United States and foreign retail partners offering Sonic-powered premium content stores, consumer “attach rates” reflecting registration to use such stores, and registered customer purchasing behavior, (ii) Sonic’s expectations regarding the number of consumer electronics manufacturers and other original equipment manufacturers shipping DivX licensed technology, (iii) Sonic’s expected growth in Roxio personal content software based on its offering of additional products and expectations regarding its OEM relationships, and (iii) expected operating expenses, including headcount increases necessary to support ongoing product development and sales and marketing. The forecasts are inherently uncertain, particularly in areas, such as the RoxioNow premium content initiatives, where underlying business models are still subject to evolution and Sonic’s operational experience has been limited. In addition, the information with respect to DivX should be reviewed in light of the fact that the DivX Merger had occurred approximately one month before preparation of the financial forecasts, and Sonic was still in the process of integrating the operations of DivX into those of Sonic.

The summary of such information contained below in the Statement is included solely to give Sonic shareholders access to the information that was made available to Rovi and is not included in this Schedule in order to influence any Sonic shareholder to make any investment decision with respect to the Offer or the Mergers, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares. The prospective financial information was not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In particular, the forecasts do not take into account the impact of non cash charges that will be required by GAAP in future periods including: (1) the amortization of intangible assets capitalized as a result of the DivX Merger and other acquisitions by Sonic; (2) stock option compensation expense; (3) elimination of certain revenue associated with DivX fixed contracts; and (4) contra revenue associated with outstanding warrants. The forecasts also do not take into account the impact of future one time cash charges for acquisition and restructuring related expenses including any termination costs associated with the DivX Merger. Neither Sonic’s independent registered public accounting firm, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

In addition to the assumptions described above, the prospective financial information reflects numerous estimates and assumptions made by Sonic with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Sonic’s business, all of which are difficult to predict and many of which are beyond Sonic’s control. The prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Sonic’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Sonic’s reports filed with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecast. The prospective financial information covers multiple years and such information by its nature becomes less reliable with each successive year. In addition, the prospective information will be affected by Sonic’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the prospective information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Sonic’s control. The prospective information also reflects assumptions as to certain business decisions that are subject to change. Such prospective information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Sonic, Rovi, Purchaser, any of their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of Rovi, Purchaser or any of their financial advisors or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the prospective information described below. None of Sonic, Rovi, Purchaser or any of their financial advisors or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such prospective information if they are or become inaccurate (even in the short term).

The prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement. There can be no assurance that the announcement of the Offer or the transactions contemplated by the Merger Agreement will not cause customers of Sonic to delay or cancel purchases of Sonic’s products and services pending the consummation of such transactions or the clarification of any intentions with respect to the conduct of Sonic’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of Sonic to achieve the results reflected in such prospective financial information. Further, the prospective financial information does not take into account the effect of any failure of the Offer to occur and should not be viewed as accurate or continuing in that context.

The inclusion of the prospective financial information herein should not be deemed an admission or representation by Sonic, Rovi or Purchaser that they are viewed by Sonic, Rovi or Purchaser as material information about Sonic. The prospective information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Sonic contained in Sonic’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Sonic’s prospective information, shareholders are cautioned not to place undue, if any, reliance on the prospective information included in this Schedule.

	FY 2011 Actual Budget	FY 2012 Forecast
	(In thousands)
Total Revenue	$149,243	$248,892
Cost of Goods Sold	$39,103	$70,836
Total Operating Expenses	$112,075	$148,277
Operating Income/(Loss)	$(1,935)	$29,799
EBITDA	$8,858	$36,824

Litigation. On January 3, 2011, a putative class action lawsuit was filed in California Superior Court for the County of Marin by an individual purporting to be a shareholder of Sonic Solutions against Sonic, the members of its board of directors, Rovi and Sparta Acquisition Sub, arising out of the transaction between Rovi and Sonic. The lawsuit is entitled Vassil Vassilev v. Sonic Solutions, et al. On January 10, 2011, a second substantially similar putative class action lawsuit was filed in the same court against the same defendants, entitled Matthew Barnes v. Habinger [sic] et al. (the “Lawsuits”). The Lawsuits allege that the members of Sonic’s board of directors breached their fiduciary duties of care and loyalty by, inter alia, failing to maximize shareholder value and by approving the merger transaction via an unfair process. The Lawsuits allege that Rovi and Sparta Acquisition Sub aided and abetted the breach of fiduciary duties. Plaintiffs seek to enjoin the acquisition of Sonic by Rovi, rescission of the transaction in the event it is consummated, imposition of a constructive trust, and monetary damages, fees and costs in an unspecified amount.

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer. The Offer and Mergers may also be subject to review by the governmental authorities of various foreign jurisdictions.

Rovi filed its Premerger Notification and Report Form on January 4, 2011, and Sonic filed its Premerger Notification and Report Form on January 5, 2011. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on February 2, 2011, unless earlier terminated by the FTC and the Antitrust Division, or Rovi or Sonic receive a request for additional information or documentary material (a “Second Request”) prior to that time. If either the FTC or the Antitrust Division issues a Second Request to Rovi or Sonic, the HSR Act waiting period would be extended for an additional period of 10 calendar days following the date of substantial compliance by Rovi and Sonic with that request. In practice, complying with a Second Request can take a significant period of time. In addition, if the Antitrust Division or the FTC raises substantive antitrust issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the Offer and Merger while such negotiations continue.

At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Rovi or its subsidiaries, or of Sonic or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.

Dissenters’ Rights. No dissenters’ rights are available in connection with the Offer. However, if the First Merger is consummated following the completion of the Offer, each holder of Shares at the Effective Time who fully complies with and meets all the requirements of the provisions of Chapter 13 of the CGCL (“Qualifying Shareholders”) may have the right to require Sonic to purchase the holder’s Shares for cash at “fair market value.” A Qualifying Shareholder will be entitled to exercise these dissenters’ rights under the CGCL only if (i) the holders of 5% or more of the outstanding Shares properly file demands for payment of the fair market value or (ii) the Shares held by such holder are subject to any restriction on transfer imposed by Sonic or by any law or regulation (“Restricted Shares”). Accordingly, if the holders of 5% or more of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL, all other Qualifying Shareholders will be entitled to require Sonic to purchase their Shares for cash at their fair market value if the Merger is consummated. If the holders of less than 5% of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL but any holder of Restricted Shares properly files such a demand, only such holder or holders of Restricted Shares shall be entitled to require Sonic to purchase their Shares as described in the preceding sentence. In addition, if immediately prior to the effective time of the First Merger, the Shares are not listed on a national securities exchange certified by the California Commissioner of Corporations, holders of Shares may exercise dissenters’ rights as to any or all of their Shares entitled to such rights. If the First Merger is not consummated, no Qualifying Shareholder will be entitled to have Sonic or Rovi purchase such holder’s Shares under Chapter 13 of the CGCL.

Under the CGCL, the “fair market value” of the Shares may be one agreed to by Sonic and the Qualifying Shareholders or judicially determined, depending on the circumstances. The “fair market value” is determined as of the day before the first announcement of the terms of the proposed First , excluding any appreciation or depreciation as a result of the Furst Merger and subject to adjustments. The value so determined could be more or less than the Offer Price. Moreover, a damages remedy or injunctive relief may be available if the First Merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct. The Sonic Board has determined that the fair market value of one share of Sonic Common Stock for this purpose is $14.00, which is the amount of the Per Share Cash Election Consideration pursuant to the Offer.

If a shareholder and Sonic do not agree on whether that shareholder is a Qualifying Shareholder, or if a Qualifying Shareholder and Sonic fail to agree on the fair market value of Shares and neither Sonic nor the Qualifying Shareholder files a complaint or intervenes in a pending action within six months after Sonic mails the required notice that shareholders have approved the Merger, that shareholder does not have (or will cease to have) rights as a dissenting shareholder. After a shareholder files a demand to exercise dissenters’ rights, that shareholder may not withdraw the demand without Sonic’s consent.

The foregoing discussion of the rights of Qualifying Shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights and is qualified in its entirety by reference to Chapter 13 of the CGCL, a copy of which is attached hereto as Annex III.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS COMPLETED. IF THE MERGER IS COMPLETED THROUGH A SHORT-FORM MERGER PURSUANT TO SECTION 1110, SHAREHOLDERS SHOULD REFER TO THE NOTICE OF SHORT-FORM MERGER ATTACHED AS ANNEX D TO THE OFFER TO PURCHASE AND INCORPORATED BY REFERENCE INTO THE SCHEDULE TO FOR MORE INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH. IF THE MERGER IS SUBJECT TO SHAREHOLDER APPROVAL, SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

SHAREHOLDERS WHO TENDER SHARES PURSUANT TO THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PER SHARE CONSIDERATION.

Cautionary Note Regarding Forward-Looking Statements

Sonic makes forward-looking statements in this Statement that are subject to risks and uncertainties. These forward-looking statements include information about the proposed Merger, possible or assumed future results of our financial condition, operations, plans, objectives and performance. When Sonic uses the words “believe,” “expect,” “anticipate,” “estimate” or similar expressions, it is making forward-looking statements. Many possible events or factors could affect our future financial results and performance. This could cause our results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you review this Statement, along with the following possible events or factors:

•	the risk that the Offer and the Mergers will not close;

•	the risk that Sonic’s business and/or Rovi’s business will be adversely affected during the pendency of the Offer and the Mergers;

•	the risk that the operations of Sonic and Rovi will not be integrated successfully;

•	the anticipated benefits of the Transaction may not be realized;

•	the parties may not be able to retain key personnel;

•	the conditions to the closing of the Offer or the Mergers may not be satisfied or waived;

•	the impact of general economic conditions on the businesses and results of operations of the two companies; and

•

other factors set forth in the Schedule TO and Sonic’s and Rovi’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Statement. There can be no assurance that the proposed Transaction will in fact be consummated. Sonic assumes no obligation and does not intend to update these forward-looking statements, except that Sonic will amend this Schedule and promptly disseminate revised information in the event that the existing disclosure materially changes.

Item 9.	Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated January 14, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(1)(D)	Form of Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(2)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Summary Newspaper Advertisement as published in The Wall Street Journal on January 14, 2011 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(5)(C)	Opinion of William Blair & Company, L.L.C. dated December 22, 2010 (attached hereto as Annex II)*

(e)(1)	Agreement and Plan of Merger dated December 22, 2010, by and among Sonic Solutions, Sparta Acquisition Sub, Inc. and Rovi Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Sonic Solutions on December 27, 2010)

(e)(2)	Shareholder Agreement dated December 22, 2010, by and among Sparta Acquisition Sub, Inc., Rovi Corporation and certain shareholders of Sonic Solutions (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Sonic Solutions on December 23, 2010)

(e)(3)	Nondisclosure Agreement dated November 2, 2010 by and between Sonic Solutions and Rovi Corporation*

(e)(4)	Restated Articles of Incorporation of Sonic Solutions (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Sonic Solutions on July 12, 2010)

(e)(5)	Amended and Restated Bylaws of Sonic Solutions (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Sonic Solutions on October 13, 2010)

(e)(6)	Form of Indemnification Agreement for directors and officers (incorporated by reference to exhibits to Registration Statement on Form S-1 effective February 10, 1994)

(e)(7)	Standstill Agreement dated December 16, 2010 by and between Sonic Solutions and Rovi Corporation*

(e)(8)	Executive Employment Agreement, effective as of January 23, 2007, by and between Sonic Solutions and David C. Habiger (incorporated by reference to exhibits to Current Report on Form 8-K filed on January 24, 2007)

Exhibit Number	Description

(e)(9)	Executive Employment Agreement, effective as of January 23, 2007, by and between Sonic Solutions and A. Clay Leighton (incorporated by reference to exhibits to Current Report on Form 8-K filed on January 24, 2007)

(e)(10)	Executive Employment Agreement, effective as of January 23, 2007, by and between Sonic Solutions and Mark Ely (incorporated by reference to exhibits to Current Report on Form 8-K filed on January 24, 2007)

(e)(11)	Amended and Restated Executive Employment Agreement, effective as of February 25, 2008 hereof, by and between Sonic Solutions and Paul F. Norris (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on February 25, 2008)

(e)(12)	Executive Employment Agreement, effective as of January 13, 2011, by and between Sonic Solutions and Matthew DiMaria (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 14, 2011)

(e)(13)	Employment Offer Letter and Change in Control Agreement, effective October 7, 2010, by and between Sonic Solutions and David J. Richter*

(e)(14)	Employment Offer Letter, Bonus Letter and Change in Control Agreement, effective October 7, 2010, by and between Sonic Solutions and Matthew Milne*

(e)(15)	Board of Directors Compensation Policy, effective as of June 12, 2008 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on June 16, 2008)

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

Annex II	Opinion of William Blair & Company, L.L.C. dated December 22, 2010

Annex III	Chapter 13 of the California General Corporation Law

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONIC SOLUTIONS

Date: January 13, 2011	By:	/s/ DAVID C. HABIGER
David C. Habiger
President and Chief Executive Officer

Annex I

Sonic Solutions

7250 Redwood Boulevard, Suite 300

Novato, California 94945

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being mailed on or about January 14, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, no par value per share (the “Common Stock”), of Sonic Solutions, a California corporation (“Sonic”, “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Rovi Corporation, a Delaware corporation (“Rovi”), to the board of directors of Sonic (the “Sonic Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 22, 2010 (the “Merger Agreement”), by and among Rovi, Sparta Merger Corporation, a California corporation and wholly owned subsidiary of Rovi (the “Purchaser”), and Sonic.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on January 14, 2011, Purchaser commenced an exchange offer to purchase all outstanding shares of Common Stock (the “Shares”) for consideration per Share consisting of either $14.00 in cash (the “Per Share Cash Election Consideration”) or 0.2489 shares of Rovi common stock, par value $0.001 per share (the “Rovi Stock”) (the “Per Share Stock Election Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal included in the Schedule TO. Sonic shareholders may elect to receive the Per Share Cash Election Consideration for some Shares and the Per Share Stock Election Consideration for others. The Offer provides that such elections shall, if necessary, be prorated in order to result in the aggregate consideration paid in the Offer consisting of 55% cash and 45% Rovi Stock (with Rovi Stock valued at the average closing price over the 20 trading days immediately preceding the date of the Merger Agreement for purposes of such allocation).

Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of Sonic and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Rovi with the Securities and Exchange Commission (the “SEC”) on January 14, 2011. The Offer is scheduled to expire at 12:00 midnight, New York City time, on February 11, 2011 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with and into Sonic (the “First Merger”), which will be followed by a second merger between Sonic and another wholly owned subsidiary of Rovi (the “Second Merger” and, collectively with the First Merger, the “Mergers”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by Sonic with the SEC on January 14, 2011, and which is being mailed to shareholders of Sonic along with this Information Statement.

The information contained in this Information Statement concerning Rovi, Purchaser and the Purchaser Designees (as defined below) has been furnished to Sonic by either Rovi or Purchaser, and Sonic assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE SONIC BOARD OF DIRECTORS

The Merger Agreement provides that, effective upon the acceptance for payment of such number of Shares validly tendered in the Offer that represents at least a majority of the then issued and outstanding Shares, unless Purchaser elects to reduce the Minimum Condition to the Reduced Purchase Amount (each as defined in the Merger Agreement), and from time to time thereafter, Purchaser will be entitled to designate the number of directors (the “Purchaser Designees”), rounded up to the next whole number, to the Sonic board of directors (the “Sonic Board”) as will give Purchaser representation on the Sonic Board equal to the product of the total number of directors on the Sonic Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by Rovi and/or Purchaser following such purchase bears to the total number of Shares outstanding, and Sonic will cause Purchaser’s designees to be elected or appointed as directors of Sonic, including increasing the size of the Sonic Board (not to exceed nine members) and seeking and accepting the resignations of incumbent directors provided, however, that in all events the minimum number of the members of the Sonic Board shall be five and Rovi’s designees shall be of such number so as to constitute at least a majority of the members of the Sonic Board, including in the circumstance where the number of Shares purchased in the Offer shall have been reduced to the Reduced Purchase Amount in the manner described above. Notwithstanding the foregoing, until the effective time of the First Merger (the “Effective Time”), the Sonic Board will always have at least two directors who are independent directors for purposes of the continued listing requirements of the Nasdaq Global Select Market (“Nasdaq”). As a result, Rovi will have the ability to designate a majority of the Sonic Board following the consummation of the Offer.

Rovi has informed Sonic that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to Sonic by Rovi, sets forth, with respect to each individual who may be designated by Rovi as a Rovi Designee, the name, age of the individual as of the date hereof, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States. Rovi has informed Sonic that each such individual has consented to act as a director of Sonic, if so appointed or elected. If necessary, Rovi may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is 2830 De La Cruz Boulevard, Santa Clara, California 95050.

None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of Director	Age	Employment History for Past Five Years
Alfred J. Amoroso	60	Mr. Amoroso joined Rovi as its President and Chief Executive Officer (“CEO”) and member of the board of directors in July 2005. From September 2004 to June 2005, Mr. Amoroso served as an advisor to Warburg Pincus, an investment firm. From July 2002 to August 2004, Mr. Amoroso served as the President, CEO and Vice Chairman of META Group, an information technology research and advisory firm. From November 1999 until its merger with IBM in January 2002, Mr. Amoroso served as President, CEO and a director of CrossWorlds Software, Inc. Mr. Amoroso holds a B.S. in systems engineering and M.S. in operations research from Polytechnic Institute of Brooklyn.

James Budge	43	Mr. Budge has served as Rovi’s Chief Financial Officer (“CFO”) since September 2005. Mr. Budge served as CFO of Trados, Inc., an enterprise management software provider, from January 2004 until its merger with SDL International in August 2005. From August 2002 until joining Trados, Mr. Budge served as CFO of Sendmail, Inc., a secure email provider, and from April 1999 until its merger with IBM in January 2002, Mr. Budge served as CFO of CrossWorlds Software, Inc., a provider of business infrastructure software. Mr. Budge holds a B.S. in Accounting from Brigham Young University and is a Certified Public Accountant.

Name of Director	Age	Employment History for Past Five Years
Stephen Yu	44	Mr. Yu has served as Rovi’s Executive Vice President, General Counsel and Corporate Secretary since May 2006. He served as Vice President, General Counsel and Secretary of Aspect Communications Corporation, a provider of contact center solutions, from April 2003 until its acquisition by Concerto Software, Inc. in September 2005. From June 2002 to January 2003, Mr. Yu served as Vice President, General Counsel and Secretary of Riverstone Networks, Inc., a provider of ethernet network solutions, and from September 1999 to May 2002, he served as Vice President, General Counsel and Secretary of Palm, Inc., a provider of mobile computing solutions. Mr. Yu holds a B.S. in electrical engineering from Purdue University and a J.D. cum laude from Georgetown University Law Center. Mr. Yu is a member of the California State Bar.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot occur prior to February 11, 2011, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Sonic Board.

GENERAL INFORMATION CONCERNING SONIC

The Common Stock is the only class of voting securities of Sonic outstanding that is entitled to vote at a meeting of the shareholders of Sonic. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of Sonic’s shareholders. Sonic currently permits cumulative voting for the election of directors. If any shareholder has given notice of his or her intention to cumulate votes for the election of directors, any other Sonic shareholder is also entitled to cumulate his or her votes at such election. As of January 12, 2011, 49,639,778 shares of Common Stock were issued and outstanding.

Information Regarding the Directors of Sonic

The Sonic Board currently consists of eight members. Set forth below is certain information furnished to us by each of the incumbent directors as of January 12, 2011, including, with respect to each director of Sonic, his name, employment history for the past five years and the year in which he joined the Sonic Board.

Name of Director	Age	Employment History for Past Five Years	Director Since
Robert J. Doris	57	Mr. Doris co-founded Sonic in 1986 and has served as Chairman of the Sonic Board since 1986, as CEO from 1986 to September 2005, and as President from 1986 to April 2005. In September 2005, Mr. Doris became the non-executive Chairman of the Sonic Board, and all services performed by Mr. Doris since that time have been in his capacity as a Board member. Prior to 1986, Mr. Doris held the positions of President of The Droid Works, a subsidiary of Lucasfilm Ltd., Vice President of Lucasfilm, and General Manager of the Lucasfilm Computer Division.	1986

James C. Brailean	47	Dr. Brailean has served as a director of Sonic since October 2010. Prior to joining Sonic, he has served a director of DivX since July 2008. Dr. Brailean has also served as CEO and co-founder of PacketVideo since its inception in 1998. Prior to co-founding PacketVideo, Mr. Brailean was a principal staff engineer within Motorola Corporate Research and Development Laboratories in Chicago, where he managed the Advanced Video Algorithm Group, responsible for the design and development of advanced video compression and imaging algorithms. He was also a communication system engineer for Hughes Aircraft, Space and Communications Group.	October 2010

Name of Director	Age	Employment History for Past Five Years	Director Since
Robert M. Greber	71	Mr. Greber has served as a director of Sonic since August 1993. Mr. Greber served as President and Chief Operating Officer of The Pacific Stock Exchange from 1990 to 1995. From 1996, until his retirement in 1999, Mr. Greber was Chairman and CEO of The Pacific Stock Exchange. From 1985 to 1987, Mr. Greber was President and CEO of Diagnostic Networks, Inc., a network of Magnetic Resonance Imaging Centers which was merged into NMR America in 1987. From 1982 to 1985, Mr. Greber was President and CEO of Lucasfilm Ltd, and from 1980 to 1982, Mr. Greber was CFO and Chief Accounting Officer of Lucasfilm Ltd. Before joining Lucasfilm, Mr. Greber was associated with the firm of Merrill Lynch where he was Vice President and Manager of the Los Angeles Institutional Office.	1993

David C. Habiger	41	Mr. Habiger has served as President and CEO of Sonic since September 2005 and is a member of the Sonic Board. From 1993 until 2000 Mr. Habiger served in a number of sales and marketing management roles at Sonic. Mr. Habiger was Senior Vice President and General Manager from 2002 to 2003 and then General Manager from 2003 to April 2005 of the Roxio Division, where he played a key role in the development of Sonic’s original equipment manufacturer and retail markets for consumer software. In April 2005, Mr. Habiger was appointed President and Chief Operating Officer. In September 2005, Mr. Habiger was appointed President and CEO.	October 2010

Kevin C. Hell	45	Mr. Hell has served as a director of Sonic since October 2010. Prior to joining Sonic, he has served as CEO and a director of DivX since October 2007. From July 2007 to October 2007, Mr. Hell served as DivX’s acting CEO. Between 2002 and 2007, Mr. Hell held a number of management positions within DivX including Chief Marketing Officer and Managing Director, Chief Operating Officer, DivX’s CXO for Partners and Licensing, and President. From July 2001 to May 2002, Mr. Hell served as Senior Vice President of Product Management in the Solutions Group of Palm, a handheld solutions company. From May 1999 to May 2001, Mr. Hell was Vice President of the Connected Home division and Vice President of Corporate Strategy at Gateway Computer, a personal computer manufacturing company. From May 1991 to May 1999, Mr. Hell worked in the Los Angeles office of the Boston Consulting Group, a management consulting firm.	October 2010

Name of Director	Age	Employment History for Past Five Years	Director Since
R. Warren Langley	66	Mr. Langley has served as a director of Sonic since 2001. Mr. Langley has been a consultant and the Managing Principal of the GuruWizard Fund, LLC, a venture capital firm that emphasizes social investing, since 2000. Beginning in 2007, Mr. Langley has served on the Board of Advisors of Matlock Capital, LLC, an options trading firm based in Chicago, becoming Chairman of the Board in January 2010. From October 2007 through February 2008, Mr. Langley served on the Board of Advisors of Sun Trading LLC, a privately held partnership, and since February 2008 he has served on the board of directors of Sun Trading. From 2003 through June 2009, Mr. Langley served as a director of Trampoline Systems Ltd., a provider of social analytic software in London, England. From 1996 until 1999, Mr. Langley served as President and Chief Operating Officer of The Pacific Stock Exchange. From 1987 to 1998, he was a Principal and Chief Operating Officer of Hull Trading, a proprietary derivatives trading firm. Mr. Langley has also worked as Director of Operations Research and Industrial Engineering at United Airlines and in several capacities in the software, energy, and defense consulting industries after serving in the United States Air Force for 15 years.	2001

Peter J. Marguglio	63	Mr. Marguglio has served as a director of Sonic since 1986. Mr. Marguglio worked at Eatec Corporation, a software company, where he was President and a director, from 1990 and until February 19, 2008, when Eatec was sold to Agilysys, Inc. Mr. Marguglio retired in April of 2008. Prior to joining Eatec, Mr. Marguglio was President of Resource Marketing, Inc., an equipment leasing firm he founded in 1981.	1986

Mary C. Sauer	57	Ms. Sauer co-founded Sonic in 1986 and served as a vice president from 1986 to September 26, 2005, including as Senior Vice President of Marketing and Sales from February 1993 to September, 2005, and has served as a director from 1986 until the present. Since September 2005, all services performed by Ms. Sauer have been in her capacity as a Board member. Since December 2009, Ms. Sauer has been a member of the board of directors of YesVideo, Inc., a private corporation in which Sonic holds a minority equity interest. Prior to 1986, Ms. Sauer was Vice President of Marketing for The Droid Works, and prior to joining The Droid Works, Ms. Sauer was Director of Marketing for the Lucasfilm Computer Division.	1986

Information Regarding the Executive Officers of Sonic

Set forth below is certain information regarding each of our executive officers as of January 12, 2011, including, with respect to each executive officer of Sonic, his or her name, present position with Sonic and employment history for the past five years.

Name of Executive Officer	Age	Present Position and Employment History for Past Five Years
David C. Habiger(1)	41	Mr. Habiger has served as Sonic’s President and CEO since September 2005 and is a member of the Sonic Board.

A. Clay Leighton	53	Mr. Leighton is Sonic’s President of Operations. He has served as Sonic’s Executive Vice President and Chief Operating Officer since February 2008. Mr. Leighton joined Sonic in 1993 as Vice President of Finance. In 1999, Mr. Leighton was named Senior Vice President of Worldwide Operations and Finance and CFO. In September 2005, Mr. Leighton was named Executive Vice President and CFO. Prior to joining Sonic, from 1990 to 1992, he was Vice President, Finance and CFO for RESNA Industries Inc., an environmental services firm. From 1988 to 1989 he was Vice President, Finance and CFO for Command Data Systems, a software company specializing in software for the public safety market. Previously, Mr. Leighton worked as strategy consultant for the Boston Consulting Group.

Mark Ely	40	Mr. Ely has served as Sonic’s President of Strategy since September 2005. Mr. Ely joined Sonic in 1992 as a Customer Service Representative. Over the years, Mr. Ely was promoted to Product Marketing Manager, Director of Marketing, General Manager Desktop Products and, in 2004, Senior Vice President of Strategic Planning.

Paul F. Norris	48	Mr. Norris is Sonic’s Executive Vice President, CFO and General Counsel. He joined Sonic in 2005 as Senior Vice President and General Counsel. In February 2008, Mr. Norris became Sonic’s Executive Vice President, Acting CFO and General Counsel and in October 2009, he was appointed as Sonic’s permanent CFO. Prior to joining Sonic, from 2000 to 2005, Mr. Norris was a partner at Steiner Norris PLLC, a law firm he co-founded in Seattle, Washington.

David J. Richter	41	Mr. Richter has served as Sonic’s Executive Vice President, Business Development, since October 2010. Mr. Richter was formerly the Executive Vice President, Business & Legal Affairs and General Counsel of DivX. Prior to that, he has served as DivX’s Executive Vice President, Corporate Development and Legal since July 2007. From June 2007 to July 2007, Mr. Richter served as DivX’s General Counsel and Senior Vice President Corporate Development. From April 2006 to June 2007, Mr. Richter served as DivX’s General Counsel, Legal and Corporate Development. From May 2004 to April 2006, Mr. Richter served as DivX’s General Counsel and, in addition, from January 2005 through April 2006, as DivX’s Senior Vice President, Corporate Development. Prior to joining DivX, Mr. Richter worked at Maveron, a venture capital firm, as a Principal from January 2002 through March 2004 and as Director, Business Development from July 2000 through December 2001.

Matthew S. DiMaria	49	Mr. DiMaria has served as Executive Vice President and General Manager of the Roxio Products Group since October 2009. Mr. DiMaria joined Sonic in 2007 as Chief Marketing Officer. Prior to joining Sonic, Mr. DiMaria served as Senior Vice President of Worldwide Marketing at Serena Software from 2005 to 2007. From 2001 to 2005, he served as Senior Vice President of Marketing and Business Development for Everypath Inc. Earlier in his career, Mr. DiMaria held executive positions with Symantec Corporation and ASK Computer Systems.

Name of Executive Officer	Age	Present Position and Employment History for Past Five Years
Matthew Milne	43	Mr. Milne has served as Executive Vice President and General Manager, DivX Division, since October 2010. Mr. Milne was formerly the Executive Vice President, Sales and Marketing of DivX. Prior to that, he has served as Senior Vice President and General Manager, DivX Licensing. Prior to joining DivX in July 2009, Mr. Milne was Senior Vice President of Sales and Marketing for MediaFLO USA, a wholly owned subsidiary of Qualcomm Incorporated.

(1)	Mr. Habiger also serves on the Sonic Board.

CORPORATE GOVERNANCE

Board Meetings and Committees

The Sonic Board held a total of seven meetings during the fiscal year ended March 31, 2010, and each director participated in 100% of the total number of meetings of the Sonic Board and all meetings of committees of the Sonic Board (the “Committees”), if any, upon which such director served. The members of the Audit Committee meet separately on a regular basis without any non-independent members of the Sonic Board or members of management present. The chairman of the Audit Committee acts as the chairman of such meetings of the independent directors.

The current Committee arrangement, whereby all independent directors serve on the Audit Committee, the Compensation Committee and the Nominating Committee, derives from the fact that until October 2010 the size of the Sonic Board was relatively small, all independent directors have significant experience in operating companies of approximately Sonic’s size, all independent directors are financially sophisticated, and all independent directors have evidenced willingness to devote time and attention to the Sonic Board and Committee activities. On October 7, 2010, the Sonic Board size increased by three, including two independent directors. As an initial matter, the two new independent directors were appointed to the three Committees. In the future, if Sonic remains an independent public company, the Sonic Board may determine to appoint specific directors to serve on the Audit, Compensation or Nominating Committees. The composition and authority of each committee are summarized below.

Audit Committee

Directors Brailean, Greber, Hell, Langley and Marguglio serve on the Audit Committee, with Mr. Greber serving as chairman. After considering transactions and relationships between each member of the Audit Committee or his immediate family and Sonic and its subsidiaries, and reviewing the qualifications of the members of the Audit Committee, the Sonic Board determined that all current members of the Audit Committee are (a) “Independent” as that term is defined in Section 10A of the Exchange Act; (b) “Independent” as that term is defined in Rule 4200 of Nasdaq’s Marketplace Rules; and (c) financially literate. The Sonic Board also determined that Mr. Greber qualifies as an “Audit Committee Financial Expert,” as defined by the applicable rules of the Exchange Act, based upon his role as CFO of The Pacific Stock Exchange, as well as his business experience developed through, among other things, his association with The Pacific Stock Exchange in various additional capacities, including Chairman, CEO and Chief Operating Officer, and his position as CEO of Diagnostic Network, Inc. In these capacities, Mr. Greber acquired the relevant experience and expertise and has the attributes set forth in the applicable rules as being required for an Audit Committee Financial Expert.

The Audit Committee, pursuant to its charter, is directly responsible for the appointment, compensation, retention and oversight of Sonic’s independent auditors. In addition, the Audit Committee is responsible for approving the audit and non-audit services performed by the independent auditors, consulting with the independent auditors about the scope of the audit and reviewing with them the results of their examination as well as reviewing Sonic’s financial control procedures and personnel. The Audit Committee also has established procedures for (a) the receipt, retention and treatment of complaints received by Sonic regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by Sonic’s employees of concerns regarding questionable accounting or auditing matters. The Audit Committee held five meetings during the fiscal year ended March 31, 2010.

During fiscal year 2010, the Sonic Board adopted changes to the charter of the Audit Committee, clarifying the role of the chairman of the Audit Committee. More specifically, under the revised charter, the Audit Committee chairman is to: (a) advise the Chairman of the Sonic Board as to an appropriate schedule of Board meetings and provide input as to the preparation of agendas for Board and Committee meetings; (b) advise the Chairman of the Sonic Board as to the quality, quantity and timeliness of the flow of information from Sonic’s management that is necessary for the independent directors to effectively and responsibly perform their duties; (c) act as a principal liaison between independent directors and the Chairman of the Sonic Board on sensitive issues; and (d) conduct executive sessions, when appropriate, to discuss matters among the independent directors, including matters relating to Sonic beyond the scope of the Audit Committee charter. The Audit Committee charter was filed as Annex J to Sonic’s joint proxy statement/prospectus filed with the SEC on September 8, 2010.

Compensation Committee

The Compensation Committee is composed entirely of independent directors, namely, directors Brailean, Greber, Hell, Langley and Marguglio, with Mr. Greber serving as chairman, and operates under a written charter adopted by the Sonic Board. The Compensation Committee charter was filed as Appendix B to Sonic’s definitive proxy statement filed with the SEC on May 19, 2008. Pursuant to the charter, the Compensation Committee’s functions include assisting the Sonic Board in determining the compensation for Sonic’s executive officers, including its CEO, administering certain aspects of Sonic’s stock option plans, and assisting the Sonic Board in other matters as appropriate. During the fiscal year ended March 31, 2010, the Compensation Committee held six meetings.

Nominating Committee

In September 2005, the Sonic Board also appointed a Nominating Committee and adopted the Charter of the Nominating Committee of Sonic. The Nominating Committee is composed entirely of independent directors, namely, directors Brailean, Greber, Hell, Langley and Marguglio, with Mr. Greber serving as chairman. The Nominating Committee Charter was filed as Appendix C to Sonic’s definitive proxy statement filed with the SEC on May 19, 2008. Pursuant to the charter, the Nominating Committee’s functions include assisting the Sonic Board in monitoring the size and composition of the Sonic Board; considering and making recommendations to the Sonic Board with respect to the nominations or elections of directors; and assisting the Sonic Board in other duties as the Sonic Board shall from time to time prescribe. During the fiscal year ended March 31, 2010, the Nominating Committee held two meetings.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2010, directors Marguglio, Greber and Langley served as members of the Compensation Committee. During fiscal year 2010, no executive officer of Sonic served as: (a) a member of the compensation committee (or other committee of the Sonic Board performing equivalent functions or, in the absence of any such committee, the entire board) of another entity, one of whose executive officers served on Sonic’s Compensation Committee of Sonic; (b) a director of another entity, one of whose executive officers served on the Compensation Committee of Sonic; or (c) a member of the compensation committee (or other committee of the Sonic Board performing equivalent functions or, in the absence of any such committee, the entire board) of another entity, one of whose executive officers served as a director of Sonic.

Director Independence

The Sonic Board has determined that directors Brailean, Greber, Hell, Langley and Marguglio, are “Independent Directors” as that term is defined in Rule 5605(a)(2) of Nasdaq’s Marketplace Rules. In making this determination, the Sonic Board considered transactions and relationships between each director or his immediate family and Sonic and its subsidiaries. The purpose of this review was to determine whether any such relationships or transactions were material and, therefore, inconsistent with a determination that the director is independent. As a result of this review, the Sonic Board affirmatively determined, based on its understanding of such transactions and relationships, that these non-employee directors are independent and, therefore, a majority of the members of the Sonic Board are independent as defined by applicable Nasdaq rules.

Board Leadership Structure and Role in Risk Oversight

As a part of its oversight function, the Sonic Board monitors how management operates, in part via its committee structure. When granting authority to management, approving strategies and receiving management reports, the Sonic Board considers, among other things, the risks and vulnerabilities that Sonic faces. The Audit Committee considers risk issues associated with Sonic’s overall financial reporting and disclosure process and legal compliance. In addition to its regularly scheduled meetings, the Audit Committee meets with the independent registered public accounting firm in periodic executive sessions as determined from time to time by the Audit Committee, and the Audit Committee chairman meets regularly with Sonic’s CFO/General Counsel regularly to discuss operations and risks.

Since September 2005, Robert J. Doris has served as the non-executive Chairman of the Sonic Board, and David C. Habiger has served as Sonic’s President and CEO. The responsibilities of our non-executive Chairman include collaborating with the CEO and other independent directors to set the Sonic Board meeting agendas; presiding over executive sessions of the Sonic Board’s independent directors; briefing the CEO on issues arising during executive sessions of the Sonic Board; and generally acting as the principal liaison between the CEO and our independent directors on issues related to the Sonic Board matters. In addition, the non-executive Chairman leads Sonic in considering its long-term strategic goals and objectives and takes the lead in considering strategic acquisitions.

The Sonic Board believes that continuation of our existing board leadership structure is appropriate for Sonic given the experience and active involvement of our independent directors and our corporate governance practices, which include regular communication with and interaction between and among the CEO, the non-executive Chairman, and the other independent directors. Five of our eight directors, and all three of our Committees, are independent, providing consistent and effective oversight of our management and Sonic.

Future Board Leadership Structure

The Sonic Board believes it is in the best interests of Sonic and its shareholders for the Sonic Board to make its own determinations, based on all of the then-current facts and circumstances, about whether to separate the roles of Chairman and CEO and whether the Chairman, if not the CEO, should be an independent director. More specifically, after carefully considering the issues involved, in September 2005 the Sonic Board concluded that Sonic and the Sonic Board were best served by having Mr. Doris serve as the non-executive Chairman and Mr. Habiger serve as CEO.

Communications with the Sonic Board

The Sonic Board believes that full and open communication between shareholders and members of the Sonic Board is in Sonic’s best interests and the best interests of its shareholders. Shareholders may contact any director or Committee by writing to Sonic’s Secretary, c/o Sonic Solutions, 7250 Redwood Blvd., Suite 300, Novato, California 94945, or via fax to (415) 893-7011. Sonic’s Secretary will determine the extent to which such shareholder communications should be disseminated to members of the Sonic Board and what response, if any, should be made to such communications. Generally, communications will be forwarded to all directors if they relate to substantive matters and include suggestions or comments that are considered to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to personal grievances or matters as to which Sonic has already received substantially similar communications. Comments or complaints relating to Sonic’s accounting, internal accounting controls or auditing matters may be referred directly to the Audit Committee by writing to the Chairman of the Audit Committee, c/o Sonic Solutions, 7250 Redwood Blvd., Suite 300, Novato, California 94945.

Policies Governing Director Nominations and other Shareholder Proposals

Director Qualifications and Process for Identifying and Evaluating Director Nominees

The Nominating Committee has not established any special qualifications or minimum criteria for a director nominee, or any specific required qualities or skills. In considering a candidate, the Nominating Committee will consider the entirety of such candidate’s credentials and other qualifications necessary to meet any requirements under the rules and regulations applicable to Sonic. The Nominating Committee will consider a potential candidate’s experience, areas of expertise and other factors, including diversity, relative to the overall composition of the Sonic Board. While there is no formal policy with regard to diversity, when considering candidates as potential members of the Sonic Board, the Nominating Committee considers the specific experience, qualifications, attributes and skills of each candidate to evaluate his or her ability to contribute diverse perspectives to the Sonic Board. The goal of the Nominating Committee is to select candidates that have complementary and diverse perspectives, which together contribute to the Sonic Board’s effectiveness as a whole. The primary consideration is to identify candidates that will best fulfill the Sonic Board’s and Sonic’s needs at the time of the search. Therefore, the Nominating Committee does not believe it is appropriate to either nominate or exclude from nomination an individual based on gender, ethnicity, color, age, or similar factors.

No consultants or search firms were used for the slate of director nominees at the 2010 Sonic annual meeting, and, accordingly, no fees were paid to consultants or search firms in the 2010 fiscal year.

Procedures for Recommendation of Nominees by Shareholders

With respect to recommendations of director nominee(s) for the 2011 annual meeting, a shareholder must submit the following relevant information in writing to the attention of Sonic’s Secretary at Sonic’s principal executive offices not less than 120 days nor more than 180 days prior to the date on which Sonic mailed its proxy materials for the previous year’s annual meeting: (1) the name, age, business and residence addresses of the prospective candidate; (2) a brief biographical description of the prospective candidate, including employment history for the past five years, and a statement of the qualifications of the prospective candidate; (3) the number of shares of Sonic’s common stock, if any, that are beneficially owned by the prospective candidate; (4) a description of all arrangements or understandings between the shareholder and the prospective candidate pursuant to which the nomination is to be made by the shareholder if the shareholder and the prospective candidate are different individuals; (5) the candidate’s signed consent to serve as a director if elected and to be named in Sonic’s proxy statement; and (6) any other information that is required to be provided by the shareholder pursuant to Regulation 14A under the Exchange Act. Once the Sonic Board receives the shareholder recommendation, it may deliver to the prospective candidate a questionnaire that requests additional information about the candidate’s independence, qualifications and other matters that would assist it in evaluating the candidate, as well as certain information that must be disclosed about the candidate in Sonic’s proxy statement or other regulatory filings, if nominated.

Sonic’s Nominating Committee will not evaluate candidates based on who has made the proposal. The Nominating Committee will consider candidates from any reasonable source, including shareholder recommendations.

For the Sonic annual meeting on October 7, 2010, Sonic did not receive a director nominee recommendation from any shareholder or group of shareholders.

Procedure for Submission of Shareholder Proposals

If the Mergers are not consummated, Sonic currently expects to hold its annual meeting for 2011 in the fourth calendar quarter of 2011. The Sonic Board will consider shareholder proposals properly submitted to Sonic, including recommendations of qualified director nominee(s), in accordance with the procedures set forth below. In order to have a proposal considered for the 2011 annual meeting, a shareholder must submit its proposal and other relevant information in writing to the attention of Sonic’s Secretary at its principal executive offices not less than 90 days or more than 150 days prior to the date of the annual meeting. The shareholder must submit the following relevant information: (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (2) the name and address, as they appear on Sonic’s books, of the shareholder proposing such business; (3) the number of shares of Sonic’s common stock which are beneficially owned by the shareholder; (4) any material interest of the shareholder in such business; and (5) any other information that is required to be provided by the shareholder pursuant to Regulation 14A under the Exchange Act, in the shareholder’s capacity as a proponent of the proposal.

Director Attendance at Annual Meeting of Shareholders

The Sonic Board’s policy with regard to director attendance at annual meeting of shareholders is that attendance is not required but members, if practicable and time permits, are encouraged to attend. All five directors of the then-current Sonic Board attended Sonic’s 2010 annual meeting of shareholders.

Corporate Governance Documents

The Sonic Board believes that Sonic has implemented effective corporate governance policies and observes responsible corporate governance procedures and practices. We have formal Charters for the Committees, and corporate codes of ethics as well as procedures for reporting stock trades and other transactions by directors and executive officers. The Sonic Board reviews our corporate governance structure periodically and updates our governance policies, procedures, and practices as necessary to comply with the rules of the SEC and Nasdaq and evolving oversight practices.

Sonic’s Code of Business Conduct and Ethics covers all employees, officers and directors, including Sonic’s principal executive, financial and accounting officers. A copy of Sonic’s Code of Business Conduct and Ethics is available on our website at www.sonic.com. Any amendments to Sonic’s Code of Business Conduct and Ethics will be posted on our website. Sonic’s website is not incorporated into or part of this Information Statement. Printed copies of these documents are also available to any shareholder at no charge upon written request to Sonic Corporation, 7250 Redwood Boulevard, Suite 300, Novato, California 94945, Attention: Secretary.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Sonic’s directors and executive officers, and persons who own more than 10% of its common stock, to file reports of ownership and reports of changes in ownership of Sonic’s common stock with the SEC. Executive officers, directors and owners of greater than 10% of its stock are required by SEC regulations to furnish Sonic with copies of all Section 16(a) reports they file.

Based solely upon a review of the filings, in respect of the fiscal year ended March 31, 2010, furnished pursuant to Rule 16a-3(e) promulgated under the Exchange Act or advice that no filings were required, Sonic is not aware of any late Section 16(a) filings for such fiscal year.

Related Person Transactions

Sonic has agreed to indemnify each of its directors and executive officers to the fullest extent permitted by California law. All transactions between Sonic and its officers, directors, principal shareholders and affiliates have been and will be approved by a majority of the Sonic Board, including a majority of the disinterested, non-employee directors, and have been or will be on terms no less favorable to Sonic than could be obtained from unaffiliated third parties. The Sonic Board has no formal policies in place with respect to such review or the approval of such transactions.

For the fiscal year ended March 31, 2010 and through January 12, 2011, there were no related party transactions involving Sonic.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Core Compensation Philosophy

Sonic’s compensation philosophy is to pay its executive officers competitive levels of compensation that best reflect their individual responsibilities and contributions to Sonic, while providing incentives to achieve its business and financial objectives. Sonic’s principal objectives for its executive compensation program include the following:

•	to provide competitive salary and total compensation packages that attract, retain, and motivate highly qualified key employees who can be instrumental to Sonic’s long-term success;

•	to emphasize sustained performance by aligning rewards with shareholder interests; and

•	to motivate executives and employees to achieve Sonic’s annual and long-term business goals and encourage behavior toward the fulfillment of those objectives without incurring excessive risk.

The Compensation Committee, which consists entirely of independent Board members, controls the executive compensation program for Sonic’s executive officers covered by the disclosure requirements for executive compensation in Item 402(c) of Regulation S-K.

Fiscal Year 2010 Highlights

Certain specific areas to note regarding compensation matters in fiscal year 2010 included:

•

in September 2009, the Sonic Board adopted a recoupment or “clawback” policy under which, in the event of a restatement of Sonic’s audited financial statements involving executive officer misconduct, a Committee, excluding participation of any officer(s) whose conduct is under review, will consider whether the executive officer engaged in intentional financial accounting misconduct, and if so, the responsible person(s) shall disgorge any net option exercise profits or cash bonuses attributable to the intentional misconduct;

•

in March 2010, the Sonic Board terminated and cancelled Sonic’s 2005 Stock Incentive Plan (Non-U.S. Employees) and 2004 Stock Incentive Plan (without impacting previously made grants under such Plans); and

•	no executive officer received an increase in base salary during fiscal 2010.

Elements of Sonic’s Compensation Program

Sonic’s executive compensation program consists of the following

•	base salary;

•	bonus compensation;

•	long-term equity incentives; and

•	health and other benefits available to all Company employees.

Sonic does not have a formulaic method for weighting the different elements of compensation or for allocating between long-term and short-term compensation or between cash and non-cash compensation, has not engaged compensation consultants in connection with executive compensation, and does not benchmark its executive compensation against that of other companies. Sonic considers and makes executive compensation decisions annually, typically at the Sonic Board meeting immediately following Sonic’s annual shareholder meeting. Although objective factors, such as Company performance and competitive compensation practices, influence Sonic’s executive compensation decisions, more subjective individual considerations also impact compensation decisions. For example, the Compensation Committee may take into account individual job performance, experience, retention concerns, and an executive’s ability to impact future results for Sonic.

Base Salary

The Sonic Board sets base salaries for Sonic’s executive officers annually based on input provided by the Compensation Committee. Sonic’s Compensation Committee and Board determine the base salaries of Sonic’s executive officers annually by subjectively evaluating the responsibilities and strategic importance of their positions, as well as the experience, skills and performance of each individual. The amount of each executive’s salary is determined based on a number of factors including:

•	an assessment of individual contribution as judged by the CEO (other than with respect to his own salary), as well as the Compensation Committee and/or Board;

•	the relationship to the salaries of other executives at Sonic and at comparable companies; and

•	Sonic’s overall financial results.

In October 2009, at its meeting immediately after Sonic’s fiscal year 2009 shareholder meeting, the Sonic Board and Compensation Committee established the following base salaries for Sonic’s executive officers:

Executive Officer	October 2009 Base Salary ($)	Percentage Change from Prior Salary (%)
David C. Habiger(1)	350,000	0

Paul F. Norris(2)	300,000	0

A. Clay Leighton(3)	300,000	0

Mark Ely(4)	300,000	0

Matthew S. DiMaria(5)	250,000	0

(1)	Mr. Habiger’s base salary has not been changed since he assumed the position of President and CEO in September 2005.
(2)	Mr. Norris’s base salary has not been changed since he assumed the position of Executive Vice President, Acting CFO and General Counsel in February 2008.
(3)

Except as described in the next sentence, Mr. Leighton’s base salary has not been changed since September 2005. From May 2008 to January 2009, Mr. Leighton voluntarily agreed to reduce this base salary by $45,888 in connection with re-priced stock options due to Sonic’s stock option review during fiscal year 2008.

(4)	Mr. Ely’s base salary has not been changed since he assumed the position of Executive Vice President, Strategy, in September 2005.
(5)	Mr. DiMaria first became an executive officer in October 2009.

Due to the difficult economic environment and Sonic’s decision to freeze the salaries of most of its non-executive employees in 2008, the Compensation Committee and Board did not grant any salary increases to executive officers in 2009, although it did take note of Sonic’s improved financial and business performance during the course of the 2009 calendar year. In considering base compensation, the Compensation Committee and Board specifically considered the following factors relating to the individual executive officers:

•

Mr. Habiger continued to bear the most significant responsibility for executing on Sonic’s strategy, including the development and strengthening of its Roxio consumer products and services, and successful execution of Sonic’s premium content initiatives;

•

Mr. Norris retained responsibility for two critical positions as Sonic’s CFO and general counsel. He continued to oversee Sonic’s legal affairs, including litigation, and he managed Sonic’s accounting and compliance affairs;

•

Mr. Leighton played a pivotal role in strategically managing Sonic’s financial operations and budgeting initiatives, enabling Sonic to bring its costs in line with revenues while positioning Sonic for revenue growth and margin improvement;

•	Mr. Ely provided key strategic guidance and directed the successful integration of Sonic’s CinemaNow acquisition and its RoxioNow premium content initiative; and

•

Mr. DiMaria was responsible for managing Sonic’s Roxio Consumer Products Segment, operating the business profitably during a difficult economic environment, strengthening Sonic’s relationships with key OEMs and retail partners, expanding and improving product lines, and enabling Sonic to invest in its RoxioNow premium content initiative. The Compensation Committee and Board also noted that Mr. DiMaria, in contrast to the other executive officers, received variable compensation in the form of Management by Objective (“MBO”) pay.

Taking into account these factors, the Compensation Committee and Board concluded that the relative mix of base salaries among the executive officers was appropriate, as it offered fair compensation and recognized responsibilities, experience, skills and performance of each individual. The Compensation Committee and Board further continued to feel that the relatively similar base compensation levels fostered a collegial spirit among the executive officers, increasing teamwork and leading to a collaborative and productive decision-making environment.

Bonus Compensation

Executive Bonus Plan

On September 25, 2008, the Compensation Committee recommended and the Sonic Board approved, the 2008 Executive Bonus Plan (the “Plan”), which became effective on October 1, 2008. The Plan provides for cash bonus payments to Plan participants, including the executive officers, in each fiscal quarter, unless otherwise determined by the Sonic Board (the “Performance Period”), based on performance metrics designated by the Sonic Board and dependent on the number of bonus sharing units, or points, allocated to each participant in accordance with the terms of the Plan (the “Bonus Units”). The purpose of the Plan is to increase shareholder value and the success of Sonic by (a) aligning the compensation of executive management to key financial drivers, (b) increasing the competitiveness of executive pay without increasing fixed costs, making bonus payments contingent upon organizational success, and (c) creating internal consistency and standard guidelines among the executive peer group.

For each Performance Period, the Sonic Board designates the performance metrics, the number of participants (or a range in the number of participants), the number of Bonus Units, or a range of Bonus Units, to be administered under the Plan, and the specific number of Bonus Units to be allocated to each of the executive officers. The Sonic Board may make or modify any of these determinations at any time up to the date the bonus amount is paid to participants for a particular Performance Period. For each Performance Period, Sonic’s CEO and/or Chief Operating Officer (“COO”) designate the specific non-executive officer employees who will be participants, and the specific number of Bonus Units to be allocated to each of the non-executive officer employees, provided that the total number of participants and Bonus Units must be equal to the aggregate number or within the range set by the Sonic Board. Subject to the Sonic Board’s discretion, the CEO and COO may make or modify any of these determinations at any time up to the date the bonus amount under the Plan is paid to participants for a particular Performance Period.

Since the adoption of the Plan, the Sonic Board has chosen “Adjusted EBITDA” as the performance metric to be used under the Plan, and allocated a total of 4.0% of Adjusted EBITDA to be granted under the Plan. For Plan purposes, Adjusted EBITDA is defined to be Sonic’s earnings before interest, taxes, depreciation and amortization, adjusted for amounts payable under the plan and non-recurring, non-operational and transitional cost items, and calculated in a manner that is generally consistent with Sonic’s public disclosures regarding non-GAAP financial measures, as such measures are described from time to time in Sonic’s earnings releases. If Adjusted EBITDA for a Performance Period is negative, then no amounts are paid under the Plan for that Performance Period. In addition, the Sonic Board has designated, based on its subjective judgment, that there may be a total of up to 22 participants during a Performance Period, and that the total available Bonus Units will range between 1,000 and 1,050. The Sonic Board has allocated the following Bonus Units to the individual executive officers, which resulted in executive officer compensation as set forth below during fiscal 2010:

Executive Officer	Bonus Units	Fiscal 2010 Compensation Under Plan ($)
David C. Habiger	200	56,753

Paul F. Norris	125	35,741

A. Clay Leighton	125	35,471

Mark Ely	100	28,377

Matthew S. DiMaria	100	28,377

Pending any different decisions that may be made at the Sonic Board meeting immediately following Sonic’s 2010 annual shareholder meeting, the Sonic Board has made the same Bonus unit allocations for fiscal 2011.

The Compensation Committee and Board believe that Adjusted EBITDA is a key driver of shareholder value, as it corresponds closely to the cash operating income generated from Sonic’s core operations by excluding significant non-cash operating expenses that do not arise out of core ongoing operating activities. Moreover, Sonic’s management uses Adjusted EBITDA as a primary internal metric for evaluating the performance of Sonic’s business and that of its executive officers and employees. Because of the relatively modest levels of Adjusted EBITDA generated and projected by Sonic during recent periods, the Sonic Board has not set any specific financial thresholds (other than positive Adjusted EBITDA) that must be achieved before bonuses can be awarded under the Plan.

In establishing performance metrics and making individual Bonus Unit allocations to the individual executive officers, the Compensation Committee and Board considered many of the same factors as it did with respect to base compensation, as described above. In general, the Compensation Committee and Board sought to set levels under the Plan that would provide meaningful incentives for the executive officers to focus on the overall financial success of Sonic, without providing disproportionate compensation that might encourage excessive risk-taking.

Management By Objective (MBO) Bonuses

In addition to his participation in the Plan, during fiscal year 2010, Mr. DiMaria also earned $41,250 under an individual MBO, which was originally established prior to his becoming an executive officer. Under his MBO plan, Mr. DiMaria was entitled to earn $7,500 per quarter based on the financial performance of the Roxio Consumer Products division, plus an additional unspecified amount in the fourth quarter based on the division’s performance over the course of the entire fiscal year. Mr. DiMaria received bonus payments equal to $7,500 for each of the first three quarters and the balance of his $41,250 in MBO compensation for the final quarter of fiscal year 2010. Mr. DiMaria’s MBO plan does not contain any set formulas or percentage-based mechanisms for awarding bonuses, but rather is administered based on internal financial and budgeting expectations and subjective divisional performance assessments by Sonic’s CEO and Chief Operating Officer.

Other Bonuses

From time to time, the Compensation Committee and Board may elect to award individual “spot” bonuses to executive officers based on specific facts and circumstances, including extraordinary individual contributions. During fiscal years 2010 and 2009, the Compensation Committee and Board did not make any spot bonus awards. During fiscal year 2008, Mr. Norris and Mr. Ely were each awarded bonuses of $50,000. Mr. Norris was awarded his bonus when he assumed the position of Executive Vice President, Acting CFO and General Counsel in February 2008, and Mr. Ely was awarded his bonus in July 2007 in connection with additional responsibilities he assumed.

Equity-Based Incentives

The Compensation Committee and Board strongly believe that it is important for key employees who have primary responsibility for the management, growth, and future success of its company to have significant equity ownership interest in Sonic and to have the potential to gain financially from Sonic’s stock price increases. The interests of shareholders, executives and employees should thereby be more closely aligned. The Compensation Committee and Board seek to provide such ownership interest to executives and key employees by grants of Sonic’s common stock subject to restricted stock units of Sonic (“Sonic RSUs”) or grants of options to purchase shares of Sonic’s common stock in the future at a price equal to fair market value at the date of grant (“Sonic Options”). The Sonic Board determines the amounts of long-term incentive awards after considering cost and dilution impact, market trends relating to long-term incentive compensation, the individual’s position with Sonic, remaining availability under its stock option plans and any other factors it deems relevant. Sonic believes the term and vesting schedule of its stock options and RSUs provide additional incentive to management to focus on long-term growth and market performance of its stock.

In October 2009, following the Sonic Board’s review of the vested and unvested long-term equity awards held by executive officers and pursuant to the Compensation Committee’s recommendation, the Sonic Board made the following option grants to executive officers:

Executive Officer	Options	Exercise Price ($)	Grant Date Fair Value (assuming fully vested) ($)
Dave C. Habiger	125,000	4.82	379,313

Paul F. Norris	65,000	4.82	197,243

A. Clay Leighton	95,000	4.82	288,278

Mark Ely	65,000	4.82	197,243

Matthew S. DiMaria	50,000	4.82	151,725

In making these grants, the Compensation Committee and Board considered many of the same factors as it did with respect to base compensation, as described above, and additionally took into account certain extraordinary efforts made by Mr. Leighton during the year as Sonic focused on regaining profitability.

Under Sonic’s stock option plans, shares of its common stock may be purchased at the option grant price. All grants must be exercised according to the provisions of Sonic’s stock option plans. Over the past three years, the minimum vesting period for options granted to executive officers has been three years. All outstanding options expire on the earlier of ten years after the date of grant or 90 days after an option holder’s termination of service with Sonic. Under Sonic’s current RSU program, the minimum vesting period has been set at four years.

Stock Ownership Guidelines

Sonic has adopted a “no margin” and “no short” rule prohibiting any officer, director or board member or employee from borrowing against Company shares and selling them short. The policy further prohibits buying or selling put or call options in Sonic’s shares, or trading in options in Sonic’s shares (except for employee stock options according to their terms).

Other Benefits

Sonic provides standard employee benefits to all of its employees, including executive officers. Benefits available to executive and non-executive employees include health insurance, vacation, disability insurance, life insurance and participation in its 401(k) plan. Sonic does not offer any supplemental executive health and welfare or retirement programs, or provide any other supplemental benefits or perquisites, to its executives. Sonic does not provide its executive officers with any tax gross-up payments in connection with any benefits or perquisites.

Change in Control Provisions

As further described under “Employment Agreements,” in the event of a Change in Control (as defined) the executive officers are entitled to specified percentages of their annual base salaries then in effect and the immediate vesting in all of their outstanding unvested stock options, Sonic RSUs, or other equity compensation. The change in control provisions in these agreements are designed to offer protection to these employees to recognize their many years of commitment to Sonic and its continuing success. Sonic does not provide its executive officers with any tax gross-up payments in connection with any change in control payments or benefits.

Impact of Tax and Accounting on Compensation Decisions

Section 162(m) of the Code limits the deductibility of compensation paid to certain executive officers in excess of $1 million unless the compensation is performance based. When determining amounts of equity grants to executives and employees under Sonic’s equity incentive program, the Compensation Committee considers the compensation charges associated with the grants. Beginning on April 1, 2006, Sonic began accounting for share-based compensation in accordance with the requirements of ASC 718. Under ASC 718, grants of stock options result in compensation expense equal to the fair value of the options, which is calculated using a Black-Scholes-Merton option pricing model. The fair value of Sonic RSUs is equivalent to the market price of Sonic’s common stock on the grant date. The expense is recognized over the vesting period.

Compensation Committee Report

The following report is provided to shareholders by the Compensation Committee of the Sonic Board. This report shall not be deemed to be “soliciting material” or to be “filed” with the SEC or subject to Regulations 14A or 14C, or to the liabilities of Section 18 of the Exchange Act, except to the extent that Sonic specifically requests that such information be treated as soliciting material or specifically incorporates it by reference into a filing under the Securities Act or the Exchange Act.

The members of the Compensation Committee have reviewed and discussed the Compensation Discussion and Analysis contained herein with Sonic’s management and, based on the review and discussion, have recommended to the Sonic Board that the Compensation Discussion and Analysis be included in this Information Statement.

Submitted by the Compensation Committee:

Robert M. Greber, Chairman

R. Warren Langley

Peter J. Marguglio

Evaluation of Compensation Policies and Practices as They Relate to Risk Management

Sonic’s Compensation Committee has reviewed its compensation policies as generally applicable to Sonic employees and believes that Sonic’s policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on Sonic. The Compensation Committee believes the design of Sonic’s compensation policies and programs encourage Sonic employees to focus on Sonic’s short and long-term goals. For example, while certain commissions and cash bonus plans measure results on a quarterly basis, grants of stock options and Sonic RSUs typically vest over multiple years, encouraging employees to focus on sustained stock price appreciation, and discouraging excessive risk-taking.

Summary Compensation

The following table shows for the fiscal years ended March 31, 2010, 2009 and 2008, compensation awarded to, paid to, or earned by, Sonic’s executive officers:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)		Total ($)(5)
David C. Habiger	2010	350,000	—	—	379,313	56,753	—		786,066
Chief Executive Officer	2009	350,000	—	—	1,114,875	—	9,700	(6)	1,474,575
	2008	350,000	—	—	—	—	12,250		362,250

Paul F. Norris	2010	300,000	—	—	197,243	35,471	1,705		534,419
Executive Vice President, Chief Financial Officer and General Counsel	2009	300,000	—	—	444,277	—	7,050	(6)	751,327
	2008	259,615	50,000	—	—	—	7,400		317,015

A. Clay Leighton(7)	2010	300,000	—	—	288,278	35,471	—		623,749
Chief Operating Officer	2009	254,112	—	—	678,215	—	10,200	(6)	942,527
	2008	300,000	—	—	—	—	18,000		318,000

Mark Ely	2010	300,000	—	—	197,243	28,377	440		526,060
President of Strategy	2009	300,000	—	344,500	69,675	—	12,289	(6)	726,464
	2008	300,000	50,000	—	—	—	1,000		351,000

Matthew S. DiMaria(8)	2010	250,000	—	—	151,725	69,627	—		471,352
Executive Vice President and General Manager of Roxio Product Group

(1)

The amount in this column represents the aggregate grant date fair value of Sonic RSUs computed and does not reflect compensation actually received by the executive officers. Sonic did not issue any stock awards containing performance conditions. No stock awards were issued during fiscal years 2010 or 2008. See Note 4, “Shareholders’ Equity,” to the Consolidated Financial Statements included in Sonic’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “Sonic FY 2010 Form 10-K”) incorporated by reference into this Information Statement, for the assumptions used by Sonic in calculating these amounts.

(2)

The amounts in this column represent the aggregate grant date fair value of stock option awards computed and do not reflect compensation actually received by the executive officers. Sonic did not issue any options containing performance conditions. No stock options were granted during fiscal year 2008. See Note 4, “Shareholders’ Equity,” to the Consolidated Financial Statements included in the Sonic FY 2010 Form 10-K incorporated by reference into this Information Statement, for the assumptions used by Sonic in calculating these amounts.

(3)

The amounts in this column consist of cash earned during fiscal year 2010 under the 2008 Executive Bonus Plan, which is described in more detail in “—Compensation Discussion and Analysis—Elements of Compensation—Bonus Compensation.” Additional amounts paid to Mr. DiMaria under this heading were under his management by object (MBO) plan.

(4)	The amounts in this column consist of matching contributions made under Sonic’s 401(k) plan and gym reimbursements made during fiscal years 2010, 2009 and 2008.
(5)

Total compensation includes cash and non-cash elements. The most significant non-cash element is the fair value of stock options and Sonic RSUs calculated on a grant date basis. These amounts do not reflect whether the recipient has actually realized a financial benefit from the awards. The following table shows the breakdown between cash and non-cash executive officer compensation for the periods indicated below:

Name	Fiscal Year	Total Compensation (including non-cash) ($)	Non-cash ($)	Cash ($)
David C. Habiger	2010	786,066	379,313	406,753
	2009	1,474,575	1,114,875	359,700
	2008	362,250	—	362,250

Paul F. Norris	2010	534,419	197,243	337,176
	2009	751,327	444,277	307,050
	2008	317,015	—	317,015

A. Clay Leighton	2010	623,749	288,278	335,471
	2009	942,527	678,215	264,312
	2008	318,000	—	318,000

Mark Ely	2010	526,060	197,243	328,817
	2009	726,464	414,175	312,289
	2008	351,000	—	351,000

Matthew S. DiMaria	2010	471,352	151,725	319,627

(6)	Other Compensation for the executive officers includes cash received for tendered options in fiscal year 2010:

Name	Shares Tendered (#)	Tender Offer Price Per Share ($)	Cash Received ($)
David C. Habiger	400,000	$0.01	$4,000

Paul F. Norris	75,000	0.02	1,500

A. Clay Leighton	100,000	0.02	2,000
	200,000	0.01	2,000

Mark Ely	40,000	0.01	400
	80,000	0.02	1,600
	4,379	0.30	1,314

(7)	From May 2008 to January 2009, Mr. Leighton voluntarily agreed to reduce his base salary by $45,888 in connection with re-priced stock options resulting from Sonic’s stock option review.

(8)

In October 2009, Mr. DiMaria became an executive officer of Sonic and assumed the position of Executive Vice President and General Manager of Roxio Products. The above figures for Mr. DiMaria reflect compensation earned during part of 2010 as a non-executive officer for Sonic.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards in fiscal year 2010 to Sonic’s executive officers, including cash awards and equity awards. The stock options granted to Sonic’s executive officers in fiscal year 2010 were granted under the 2004 Equity Compensation Plan and 2000 Stock Option Plan.

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)	All Other Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards Per Share(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
David C. Habiger	10/28/2009	—	125,000	4.82	379,313

Paul F. Norris	10/28/2009	—	65,000	4.82	197,243

A. Clay Leighton	10/28/2009	—	95,000	4.82	288,278

Mark Ely	10/28/2009	—	65,000	4.82	197,243

Matthew S. DiMaria	10/28/2009	—	50,000	4.82	151,725

(1)	Grants on October 28, 2009 vest monthly over four years beginning on the date of grant. All options are subject to change in control vesting per the applicable executive officer employment agreement.
(2)

On September 25, 2008, the Sonic Board approved the 2008 Executive Bonus Plan (“Plan”). As described in more detail in “—Compensation Discussion and Analysis—Elements of Compensation—Bonus Compensation—Executive Bonus Plan,” the Plan does not currently include any threshold, target or maximum payment provisions.

(3)	The amount in this column represents the closing price of Sonic’s common stock on the date of grant.
(4)

The amounts represent share-based payments based on the grant date fair value of the option awards on the grant date utilizing the assumptions discussed Note 4, “Shareholders’ Equity,” to the Consolidated Financial Statements included in the Sonic FY 2010 Form 10-K incorporated by reference into this Information Statement.

Outstanding Equity Awards at Fiscal Year End

The following table provides information about unexercised options and unvested Sonic RSUs for each of Sonic’s executive officers as of March 31, 2010:

Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units Not Vested	Market Value of Shares or Units Not Vested ($)
David C. Habiger	218,750	156,250	(1)	6.89	6/12/18	—	—
	93,750	206,250	(2)	1.23	12/15/18	—	—
	13,021	111,979	(2)	4.82	10/28/19	—	—

Paul F. Norris	84,000	60,000	(1)	6.89	6/12/18	—	—
	46,875	103,125	(2)	1.23	12/15/18	—	—
	6,771	58,229	(2)	4.82	10/28/19	—	—
	—	—		—	—	3,500	32,795	(3)

Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units Not Vested	Market Value of Shares or Units Not Vested ($)
A. Clay Leighton	36,608	—	(1)	1.17	10/25/11	—	—
	66,392	—	(1)	1.17	10/25/11	—	—
	48,060	—	(1)	6.33	3/11/13	—	—
	51,940	—	(1)	3.97	3/11/13	—	—
	131,250	93,750	(1)	6.89	6/12/18	—	—
	62,500	137,500	(2)	1.23	12/15/18	—	—
	9,896	85,104	(2)	4.82	10/28/19	—	—

Mark Ely	7,500	—	(2)	3.97	3/11/13	—	—
	46,875	103,125	(2)	1.23	12/15/18	—	—
	6,771	58,229	(2)	4.82	10/28/19	—	—
	—	—		—	—	18,750	175,688	(3)

Matthew S. DiMaria	81,250	18,750	(1)	6.89	6/12/18	—	—
	1,300	68,750	(2)	1.23	12/15/18	—	—
	5,208	44,792	(2)	4.82	10/28/19	—	—

(1)

Unvested options vest in equal installments monthly for three years beginning on the date of grant and expire in ten years. All options are subject to change in control vesting per the applicable executive officer’s employment agreement.

(2)

Unvested options vest in equal installments monthly for four years beginning on the date of grant and expire in ten years. All options are subject to change in control vesting per the applicable executive officer’s employment agreement.

(3)

Sonic RSU valuation was determined by multiplying the total number of shares by $9.37, the closing price of Sonic’s common stock on March 31, 2010. Sonic RSUs vest 12.5% every six months for four years after the vesting commencement date. All Sonic RSUs are subject to change in control vesting per the applicable executive officer’s employment agreement.

Option Exercises and Stock Vested

The following provides information for each of Sonic’s executive officers, the amounts received upon exercise of options and the vesting of Sonic RSUs, during the fiscal year ended March 31, 2010 (in thousands, except share data):

	Option Awards		Stock Vested(1)
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
David C. Habiger	—	—	—	—

Paul F. Norris	—	—	3,500	19,950

A. Clay Leighton	20,000	158,600	—	—

Mark Ely	—	—	12,500	71,250

Matthew S. DiMaria	18,250	131,086	—	—

(1)	Sonic RSU valuation was determined by multiplying the total number of shares by the closing price of Sonic’s common stock on the date of release.

Employment Agreements

Each of Sonic’s executive officers has an executive employment arrangement with Sonic. The specific terms of these arrangements are set forth below, and estimates of the compensation that would have been payable under these arrangements in the event of termination and change in control are set forth below in “—Potential Payments upon Termination or Change in Control.” In approving these executive employment arrangements, the Compensation Committee of the Sonic Board and the Sonic Board determined that the “single trigger” acceleration and payment provisions were appropriate, since having the executive officers’ full attention and commitment through to the closing of a change in control is of paramount importance to the ultimate success of a merger or similar transaction.

Mr. Habiger’s arrangement, which was approved by the Sonic Board on January 23, 2007 (the “Habiger Agreement”), provides for a current base salary of $450,000, and the right to participate in any long-term or annual incentive plans maintained by Sonic for its executives. The Habiger Agreement provides that (i) if Mr. Habiger’s employment is terminated without Cause or if Mr. Habiger terminates his employment for Good Reason, unless such termination occurs within 180 days of a Change in Control, Sonic will make a lump sum payment to Mr. Habiger equal to 175% of his annual base salary at the level in effect immediately prior to his termination; and (ii) in the event of a Change in Control, all of Mr. Habiger’s outstanding unvested Sonic Options, Sonic RSUs, or other equity compensation will immediately vest in full and Sonic will make a lump sum payment equal to 175% of his annual base salary at the level in effect at the time of the Change in Control.

Mr. Leighton’s arrangement, which was approved by the Sonic Board on January 23, 2007 (the “Leighton Agreement”), provides for a current base salary of $380,000, and the right to participate in any long term or annual incentive plans maintained by Sonic for its executives. The Leighton Agreement provides that (i) if Mr. Leighton’s employment is terminated without Cause or if Mr. Leighton terminates his employment for Good Reason, unless such termination occurs within 180 days of a Change in Control, Sonic will make a lump sum payment to Mr. Leighton equal to 100% of his annual base salary at the level in effect immediately prior to his termination; and (ii) in the event of a Change in Control, all of Mr. Leighton’s outstanding unvested Sonic Options and Sonic RSUs or other equity compensation will immediately vest in full and Sonic will make a lump sum payment equal to 100% of his annual base salary at the level in effect at the time of the Change in Control.

Mr. Ely’s arrangement, which was approved by the Sonic Board on January 23, 2007 (the “Ely Agreement”), provides for a current base salary of $380,000 and the right to participate in any long term or annual incentive plans maintained by Sonic for its executives. The Ely Agreement provides that (i) if Mr. Ely’s employment is terminated without Cause or if Mr. Ely terminates his employment for Good Reason, unless such termination occurs within 180 days of a Change in Control, Sonic will make a lump sum payment to Mr. Ely equal to 100% of his annual base salary at the level in effect immediately prior to his termination; and (ii) in the event of a Change in Control, all of Mr. Ely’s outstanding unvested Sonic Options and Sonic RSUs or other equity compensation will immediately vest in full and Sonic will make a lump sum payment equal to 100% of his annual base salary at the level in effect at the time of the Change in Control.

Mr. Norris’s arrangement, which was approved by the Sonic Board effective February 26, 2008 (the “Norris Agreement”), provides for a current base salary of $380,000, and the right to participate in any long term or annual incentive plans maintained by Sonic for its executives. The Norris Agreement provides that (i) if Mr. Norris’s employment is terminated without Cause or if Mr. Norris terminates his employment for Good Reason, unless such termination occurs within 180 days of a Change in Control, Sonic will make a lump sum payment to Mr. Norris equal to 100% of his annual base salary at the level in effect immediately prior to his termination; and (ii) in the event of a Change in Control, all of Mr. Norris’s outstanding unvested Sonic Options, Sonic RSUs and other equity compensation will immediately vest in full and Sonic will make a lump sum payment to Mr. Norris equal to 100% of his annual base salary at the level in effect at the time of the Change in Control.

Each of the above arrangements contains the following terms:

•

“Cause” is defined as (i) the executive officer’s conviction of any felony under federal or state law, or any fraud, misappropriation or embezzlement, or (ii) the executive officer’s breach of a fiduciary duty owed to Sonic or commission of a material violation of Section 4 of the applicable agreement (relating to confidential information).

•

“Good Reason” is defined to mean (i) a material adverse change in the executive officer’s position causing it to be of materially less stature or responsibility without his written consent, and such a materially adverse change shall in all events be deemed to occur if he no longer serves in his position, unless he consents in writing to such change; (ii) a reduction, without his written consent, in his level of compensation (including base salary and fringe benefits); (iii) a relocation of his principal place of employment by more than 50 miles; or (iv) failure to cure a material breach by Sonic (or its successor) of the applicable agreement within thirty (30) days after written notice to Sonic identifying such breach.

•	“Change in Control” is defined to have the same meaning as a “Corporate Transaction” under Sonic’s Amended and Restated 2004 Equity Incentive Plan (the “2004 Plan”).

The 2004 Plan defines “Corporate Transaction” to mean any of the following transactions:

•	A merger or consolidation in which Sonic is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which Sonic is incorporated;

•	the sale, transfer or other disposition of all or substantially all of the assets of Sonic;

•	the complete liquidation or dissolution of Sonic;

•

any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which Sonic is the surviving entity but (A) the shares of Common Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than 40% of the total combined voting power of Sonic’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the administrator of the plan determines shall not be a Corporate Transaction; or

•

acquisition in a single or series of related transactions by any person or related group of persons (other than Sonic or by a Sonic-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of Sonic’s outstanding securities but excluding any such transaction or series of related transactions that the administrator of the plan determines shall not be a Corporate Transaction.

Mr. DiMaria’s arrangement, as reflected in an Amended and Restated Change in Control Agreement effective as of December 31, 2010 (the “DiMaria Agreement”) provides for a current base salary of $300,000 and the right to participate in any long term or annual incentive plans maintained by Sonic for its executive officer. The DiMaria Agreement provides that (i) in the event of a Change in Control, all unvested Sonic Options, Sonic RSUs or other equity compensation held by Mr. DiMaria at the time of such Change in Control immediately vest in full; and (ii) Sonic will make a lump sum payment equal to 100% of his annual base salary at the level in effect at the time of the Change in Control at the earlier of (y) 180 days after the Change in Control, and (z) Mr. DiMaria’s termination of employment (other than termination by Sonic or its successor with Cause or voluntary termination by Mr. DiMaria without Good Reason). For purposes of the DiMaria Agreement, (a) “Cause” means being convicted of any felony under federal or state law, any fraud, misappropriation or embezzlement, or violation of Sonic’s Proprietary Information and Inventions Agreement or Code of Business

Conduct; (b) “Change in Control” means a transaction or series of related transactions that results in a sale of all or substantially all of the assets of either Sonic as a whole, or the Roxio Product Group as a unit, to a third party, the transfer of 50% or more of the outstanding voting power of Sonic to a third party, or the acquisition by a third party, by reason of any contractual arrangement or understanding with one or more persons or entities, of the right or power to appoint or cause to be appointed a majority of the directors or officers of Sonic; (c) “Good Reason” means a material adverse change in Mr. DiMaria’s authority, duties, or responsibilities as Executive Vice President and General Manager of the Roxio Product Group, unless Mr. DiMaria consents in writing to such change, a reduction in his level of base salary, or a relocation of his principal place of employment by more than 50 miles, or termination as a result of death or Disability; and (d) “Disability” means Mr. DiMaria’s inability to perform the normal and usual duties of his position by reason of any physical or medical impairment which is reasonably expected to result in death or continue for a period of 12 consecutive months or more.

In connection with the merger of DivX, Inc. into Sonic, which was effective October 7, 2010 (the “DivX Merger”), Sonic entered into employment offer letters with Mr. David J. Richter and Mr. Matthew Milne, effective as of the first business day following DivX Merger. Pursuant to the terms of his employment offer letter, Mr. Richter became the Executive Vice President, Business Development of Sonic with a base salary of $320,000 together with benefits and will be eligible for an annual cash bonus of up to $160,000. Mr. Richter also entered into a Change in Control agreement with Sonic that is substantively identical to the agreements that Sonic has with Messrs. Habiger, Leighton, Ely and Norris and described above.

Pursuant to the terms of his employment offer letter, Mr. Milne became the Executive Vice President and General Manager, DivX Division of Sonic with a base salary of $300,000 together with benefits and will be eligible for an annual cash bonus of up to $150,000, which bonus he agreed to forgo during the one-year period following the consummation of the DivX Merger. Pursuant to his employment offer letter, in lieu of any payments to which Mr. Milne was entitled to receive as a terminated employee of DivX upon the consummation of the DivX Merger, Sonic paid Mr. Milne a one-time amount of $750,000 and all of Mr. Milne’s outstanding DivX RSUs and options to purchase DivX common stock were accelerated, became fully vested and, in the case of the options to acquire common stock of DivX, were exercised on a net exercise basis in accordance with the merger agreement for the DivX Merger. However, if Mr. Milne voluntarily terminates his employment with Sonic at any time during the first two years following consummation of the DivX Merger, subject to certain exceptions described in Mr. Milne’s employment offer letter, Mr. Milne will be required to return a portion of such $750,000 payment to Sonic. Mr. Milne also entered into a Change in Control agreement with Sonic that is substantively identical to the agreements that Sonic has with Messrs. Habiger, Leighton, Ely and Norris and described above.

Potential Payments upon Termination or Change in Control

The following table summarizes Sonic’s estimated cost of severance payments had the executive officer’s employment terminated without cause or if he had terminated his employment for good reason as of March 31, 2010 (in thousands) :

Name	Type of Benefit	Before Change of Control	Within 6 months of Change of Control
		Termination without Cause or for Good Reason ($)	Termination without Cause or for Good Reason ($)
David C. Habiger	Severance Value(1)	612,500	612,500
	Value of accelerated options(2)	—	2,575,879
	Value of accelerated Sonic RSUs(3)	—	—

	Total Value:	612,500	3,188,379

Name	Type of Benefit	Before Change of Control	Within 6 months of Change of Control
		Termination without Cause or for Good Reason ($)	Termination without Cause or for Good Reason ($)
Paul F. Norris	Severance Value(1)	300,000	300,000
	Value of accelerated options(2)	—	1,253,179
	Value of accelerated Sonic RSUs(3)	—	32,795

	Total Value:	300,000	1,585,974

A. Clay Leighton	Severance Value(1)	300,000	300,000
	Value of accelerated options(2)	—	1,775,973
	Value of accelerated Sonic RSUs(3)	—	—

	Total Value:	300,000	2,075,973

Mark Ely	Severance Value(1)	300,000	300,000
	Value of accelerated options(2)	—	886,786
	Value of accelerated Sonic RSUs(3)	—	175,688

	Total Value:	300,000	1,362,474

Matthew S. DiMaria	Severance Value(1)	125,000	125,000
	Value of accelerated options(2)	—	—
	Value of accelerated Sonic RSUs(3)	—	—

	Total Value:	125,000	125,000

(1)

See “—Employment Agreements” for a description of the material terms of each of the executive officer’s employment agreements. All salary calculations were made as of March 31, 2010, using current salary figures for each executive officer.

(2)

Represents the value of the accelerated vesting of outstanding stock options, calculated as the difference between the March 31, 2010 closing stock price of $9.37 and the exercise price for each option. See the table “Outstanding Equity Awards” above.

(3)	Represents the value of the accelerated vesting of Sonic RSUs, based on the March 31, 2010 closing stock price of $9.37.

Director Compensation

On January 23, 2007, the Sonic Board approved the Board of Directors Compensation Policy (the “Policy”). Pursuant to the Board of Directors Compensation Policy (the “Policy”), the Sonic Board shall review the annual compensation targets, including cash compensation target percentage, at each annual meeting of the Sonic Board for the non-employee Sonic Board members (each, an “Outside Director”) and each Outside Director who serves as chairman of either the Sonic Board or a standing committee of the Board (each, a “Chairman”). The Policy provides for an initial annual compensation target of $120,000 for an Outside Director and for each Chairman an initial annual compensation target equal to 120% of the annual compensation target for an Outside Director. The Policy sets the initial cash compensation target percentage at 30% of annual compensation target and the initial equity compensation target percentage at 70%, for both Outside Directors and Chairmen. In the event the annual meeting of the Sonic Board is scheduled later than October 1 in any year, then, in light of the inability to calculate the next year’s annual equity compensation target percentage as contemplated under the Policy until such meeting is held, the Policy provides that effective on October 1 of that year the equity compensation target percentage for both Outside Directors and Chairmen shall be shall be reduced to 0% and the cash compensation target percentage for both Outside Directors and Chairmen shall be increased to 100%, each until the occurrence of such annual meeting.

On October 7, 2010, the Sonic Board, with the approval of the Compensation Committee of the Sonic Board, and in accordance with the Board Compensation Policy, (i) granted 9,868 options to each of Messrs. Doris and Greber and 7,895 options to each of Messrs. Marguglio, Langley, Brailean and Hell, and Ms. Sauer, all of such options vesting monthly over one year, and (ii) set their cash compensation for the year at $75,000 for each of Messrs. Doris and Greber and $60,000 for each of Messrs. Marguglio, Langley, Brailean and Hell and Ms. Sauer. In addition, the Compensation Committee and the Sonic Board (excluding Mr. Doris and Ms. Sauer, and Messrs Brailean, Hell and Habiger, who had not yet been appointed to the Sonic Board) considered the current exceptional level of involvement of Mr. Doris and Ms. Sauer in providing strategic guidance to Sonic’s executive officers and management team as well as the standard level of director compensation provided pursuant to the Board Compensation Policy and reconfirmed its determination that Mr. Doris shall continue to receive additional cash compensation at the rate of $37,500 per quarter and Ms. Sauer shall receive additional cash compensation at the rate of $20,000 per quarter, until such time as either Mr. Doris or Ms. Sauer reports that he or she is no longer providing such extra involvement, or until such time as the Sonic Board directs otherwise.

The following table sets forth information regarding director compensation for fiscal 2010:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Robert J. Doris(2)(3)	217,590	74,649	292,239

Mary C. Sauer(2)(4)	134,941	59,780	194,721

Robert M. Greber(5)	75,000	74,649	149,649

Peter J. Marguglio(6)	60,000	59,780	119,780

R. Warren Langley(7)	60,000	59,780	119,780

(1)

The amounts in this column represent the aggregate grant date fair value of stock option awards. Amount does not reflect compensation actually received by the Directors. Sonic did not issue any options containing performance conditions. No stock options were granted during fiscal 2008. See Note 4, “Shareholders’ Equity,” to the Consolidated Financial Statements included in the Sonic FY 2010 Form 10-K incorporated by reference into this joint proxy statement/prospectus, for the assumptions used by Sonic in calculating these amounts.

(2)

As noted above, in addition to amounts payable pursuant to the Policy, Mr. Doris and Ms. Sauer received certain amounts in consideration of their providing advisory services to Sonic’s executive officers and management and participate in Sonic’s standard health and benefit package.

(3)	As of March 31, 2010, Mr. Doris held vested options to purchase an aggregate of 173,217 shares of Sonic’s Common Stock and held 14,350 unvested options.
(4)	As of March 31, 2010, Ms. Sauer held vested options to purchase an aggregate of 109,235 shares of Sonic’s Common Stock and held 11,492 unvested options.
(5)	As of March 31, 2010, Mr. Greber held vested options to purchase an aggregate of 131,550 shares of Sonic’s Common Stock and held 14,350 unvested options.
(6)	As of March 31, 2010, Mr. Marguglio held vested options to purchase an aggregate of 157,308 shares of Sonic’s Common Stock and held 11,492 unvested options.
(7)	As of March 31, 2010, Mr. Langley held vested options to purchase an aggregate of 99,308 shares of Sonic’s Common Stock and held 11,492 unvested options.

In connection with a “Change in Control,” as defined in the Policy by reference to the definition of “Corporate Transaction” in the 2004 Plan (see “—Employment Agreements” above), each Outside Director shall be entitled to receive a lump sum payment equal to 175% of his annual base compensation at the level in effect immediately prior to the Change in Control, and all unvested Sonic Options, RSUs or other equity compensation held by each Outside Director shall immediately vest in full. The consummation of the Offer will be a “Change in Control” for purposes of the Policy.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding beneficial ownership of Sonic’s common stock as of January 12, 2011 by: (i) each person who is known by Sonic to beneficially own more than 5% of the outstanding shares of Sonic’s common stock, (ii) each of its directors, (iii) each of its named executive officers and (iv) all directors and executive officers of Sonic as a group.

The information on beneficial ownership in the table and the footnotes is based upon our records and the most recent Schedule 13D or 13G filed by each such person or entity and information supplied to us by such person or entity. Unless otherwise noted, the shareholders named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, subject to applicable common property laws.

Name and Address(1)	Number of Shares Beneficially Owned(2)	Percentage of Shares Beneficially Owned(2)
NorthPointe Capital, LLC(3) 101 W. Big Beaver, Suite 745 Troy, MI 48084	1,508,825	3.04%

William Blair & Company, L.L.C.(4) 222 W Adams Chicago, IL 60606	1,402,105	2.82%

Waddell & Reed Financial, Inc.(5) Waddell & Reed Financial Services, Inc. Waddell & Reed, Inc. Waddell & Reed Investment Management Company Ivy Investment Company 6300 Lamar Avenue Overland Park, KS 66202	2,314,242	4.66%

BlackRock Japan Co. Ltd BlackRock Advisors (UK) Limited BlackRock Institutional Trust Company, N.A. BlackRock Fund Advisors BlackRock Advisors LLC BlackRock Capital Management, Inc. BlackRock Investment Management, LLC State Street Research & Management Co. BlackRock Inc.(6) 40 East 52nd Street New York, NY 10022	3,221,084	6.49%

Directors and Officers
Robert J. Doris(7)	2,019,041	4.067%
Mary C. Sauer(8)	1,991,119	4.011%
Peter J. Marguglio(9)	304,533	*
Robert M. Greber(10)	124,512	*
R. Warren Langley(11)	106,090	*
Kevin C. Hell(12)	83,512	*
James C. Brailean(13)	14,585	*
David C. Habiger(14)	57,959	*
A. Clay Leighton(15)	523,750	1.055%
Mark Ely(16)	59,972	*
Paul F. Norris(17)	302,363	*
Matthew S. DiMaria(18)	117,251	*
David J. Richter(19)	71,324	*
Matthew Milne(20)	57,216	*
All directors and executive officers as a group (10 persons)	5,339,483	10.756%

*	Less than 1%.
(1)	Unless otherwise indicated, the address of each person is c/o Sonic Solutions, 7250 Redwood Blvd., Suite 300, Novato, California 94945.
(2)

The table is based upon information supplied by directors, officers and principal shareholders. Applicable percentage ownership for each shareholder is based on 49,639,778 shares of common stock outstanding as of January 12, 2011, together with applicable options for such shareholders. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities, subject to community property laws where applicable. Shares of common stock subject to options are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not treated as outstanding for computing the percentage ownership of any other person.

(3)	The information is based solely on Schedule 13G filed with the SEC by NorthPointe Capital, LLC on April 7, 2010.
(4)	The information is based solely on Schedule 13G filed with the SEC by William Blair & Company, L.L.C. on February 5, 2010.
(5)	The information is based solely on Schedule 13G filed with the SEC by Waddell & Reed, Inc. on February 12, 2010.
(6)	The information is based solely on Schedule 13G filed with the SEC by BlackRock Inc. on September 10, 2010.
(7)

Includes 702,889 shares owned by Mr. Doris, 40,012 shares issuable upon exercise of options which will be exercisable within 60 days of January 12, 2011, 958,145 owned by the Doris-Sauer Revocable Trust u/a/d 5 Nov 2004, 217,995 shares owned by Ms. Sauer, and 112,090 shares issuable upon exercise of Ms. Sauer’s options which will be exercisable within 60 days of January 12, 2011. The revocable trust established by Robert Doris and Mary Sauer, husband and wife. Each of Mr. Doris and Ms. Sauer are joint trustees of the Trust and each person has the power to vote and dispose of any and all securities held by the Trust. Both Mr. Doris and Ms. Sauer disclaims beneficial ownership of the shares and options owned by the other.

(8)

Includes 217,995 shares owned by Ms. Sauer, 112,090 shares issuable upon exercise of options which will be exercisable within 60 days of January 12, 2011, 958,145 owned by the Doris-Sauer Revocable Trust u/a/d 5 Nov 2004, 702,889 shares owned by Mr. Doris, and 140,012 shares issuable upon exercise of Ms. Sauer’s options which will be exercisable within 60 days of January 12, 2011. The revocable trust established by Mary Sauer and Robert, wife and husband. Each of Ms. Sauer and Mr. Doris are joint trustees of the Trust and each person has the power to vote and dispose of any and all securities held by the Trust. Both Ms. Sauer and Mr. Doris disclaims beneficial ownership of the shares and options owned by the other.

(9)	Includes 228,443 shares owned by Mr. Marguglio, and 76,090 shares issuable upon exercise of options exercisable within 60 days of January 12, 2011.
(10)

Includes 10,000 shares owned by Mr. Greber, 12,500 shares owned directly by a trust whose sole trustee and beneficiary is Mr. Greber’s will and 102,012 issuable upon exercise of options exercisable within 60 days of January 12, 2011.

(11)	Includes 106,090 shares issuable upon exercise of options which will be exercisable within 60 days of January 12, 2011.
(12)	Includes 80,222 shares owned by Mr. Hell, and 3,290 shares issuable upon exercise of options which will be exercisable within 60 days of January 12, 2011.
(13)	Includes 11,295 shares owned by Mr. Brailean, and 3,290 shares issuable upon exercise of options which will be exercisable within 60 days of January 12, 2011.
(14)

Includes 9,000 shares and 48,959 shares issuable upon exercise of options which will be exercisable within 60 days of January 12, 2011. Shares are owned by the Sharon M. Habiger Revocable Trust u/a/d 17 Nov 2000.

(15)	Includes 79,500 shares owned by Mr. Leighton and 444,250 shares issuable upon exercise of options which will be exercisable within 60 days of January 12, 2011.
(16)

Includes 7,888 shares owned by Mr. Ely, 18,750 unvested Sonic RSUs which vest every six months and 33,334 shares issuable upon exercise of options which will be exercisable within 60 days of January 12, 2011.

(17)

Includes 42,446 shares owned by Mr. Norris, 25,000 unvested Sonic RSUs which vest every six months and 234,917 shares issuable upon exercise of options which will be exercisable within 60 days of January 12, 2011.

(18)	Includes 117,251 shares issuable upon exercise of options which will be exercisable within 60 days of January 12, 2011.
(19)	Includes 46,324 shares owned by Mr. Richter, and 25,000 unvested Sonic RSUs which vest every six months.
(20)	Includes 57,216 shares owned by Mr. Milne.

Annex II

December 22, 2010

Board of Directors of Sonic Solutions

7250 Redwood Blvd, Suite 300

Novato, CA 94945

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (collectively the “Shareholders”) of Sonic Solutions (the “Company”) of the Per Share Cash Election Consideration, the Per Share Stock Election Consideration and the Per Share Consideration (each as defined below), taken in the aggregate, to be received pursuant to the Agreement and Plan of Merger and Reorganization dated as of December 22, 2010 (the “Merger Agreement”) by and among Rovi Corporation (“Rovi”), Sparta Acquisition Sub, a wholly-owned subsidiary of Rovi (“Acquisition Sub”), and the Company. Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, (i) Acquisition Sub will make an exchange offer (the “Offer”) for all of the issued and outstanding shares of Sonic Solutions common stock; (ii) after acquiring shares of Sonic Solutions common stock pursuant to the Offer, Acquisition Sub will merge with and into Sonic Solutions (the “Merger”); and (iii) immediately following the Merger, Rovi shall cause Sonic Solutions, as the surviving corporation in the Merger, to be merged with and into a wholly owned limited liability subsidiary of Rovi. In the Offer, each share of Sonic Solutions common stock accepted by Acquisition Sub in accordance with the terms of the Offer, shall be exchanged for the right to receive, at the election of the holder of such share of Sonic Solutions common stock, subject to aggregate maximums and other adjustments, one of the following: (i) $14.00 per share in cash, without interest (the “Per Share Cash Election Consideration”) or (ii) 0.2489 of a share of common stock, $.001 par value, of Rovi (the “Per Share Stock Election Consideration”). In the Merger, each share of Sonic Solutions common stock then outstanding (other than shares held in treasury or owned of record by any subsidiary of the Company, Rovi or any of Rovi’s wholly-owned subsidiaries, and Dissenting Company Shares (as defined in the Merger Agreement)), shall be converted into the right to receive either (x) $7.70 in cash and 0.112 of a share of common stock of Rovi (the “Per Share Consideration”) or, under certain circumstances described in the Merger Agreement, (y) the Per Share Stock Election Consideration.

In connection with our review of the proposed Offer and Merger and the preparation of our opinion herein, we have examined: (a) the Merger Agreement; (b) certain audited historical financial statements of the Company for the three years ended March 31, 2010, of DivX, Inc. for the three years ended December 31, 2009, and of Rovi for the three years ended December 31, 2009; (c) the unaudited financial statements of the Company for the six months ended September 30, 2010, of DivX, Inc. for the six months ended June 30, 2010 and of Rovi for the nine months ended September 30, 2010; (d) the unaudited trial balance of DivX, Inc. for the nine months ended September 30, 2010; (e) certain internal business, operating and financial information and forecasts of the Company and Rovi (the “Forecasts”), prepared by the senior management of the Company and Rovi, respectively ; (f) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (g) the financial position and operating results of the Company and Rovi compared with those of certain other publicly traded companies we deemed relevant; (h) current and historical market prices and trading volumes of the common stock of the Company and Rovi; and (i) certain other publicly available information on the Company and Rovi. We have also held discussions with members of the senior management of the Company and Rovi to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including without limitation the Forecasts provided by senior management of the Company and Rovi. We have not made or obtained an independent valuation or appraisal of the assets or liabilities of the Company or Rovi nor have we evaluated the solvency of the Company or Rovi under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have been advised by the senior management of the Company and Rovi that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company and Rovi, as the case may be. In that regard, we have assumed, with your consent, that, (i) the Forecasts will be achieved and (ii) all material assets and liabilities (contingent or otherwise) of the Company or Rovi are as set forth in the Company’s or Rovi’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the compensation to other Shareholders. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company. We have also assumed that the Offer and the Merger have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company. We have also assumed that the representations and warranties made by the Company and Rovi in the Merger Agreement are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts, and our opinion does not address any such issues, and we have assumed that the Company has received advice on such issues from such advisors as the Company deemed necessary or advisable. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the Company or Rovi or on the contemplated benefits of the transactions contemplated by the Merger Agreement.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or Rovi for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. In December 2009, we acted as an underwriter in conjunction with the Company’s common stock offering for which we received compensation. We have acted as the investment banker to the Company in connection with the Offer and the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

We are expressing no opinion herein as to the price at which the common stock of the Company and Rovi will trade at any future time or as to the effect of the Merger on the trading price of the common stock of the Company or Rovi. Such trading price may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of Rovi by Shareholders within a short period of time after the effective date of the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or of Rovi or in the digital media market, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Shareholders of the Per Share Cash Election Consideration, Per Share Stock Election Consideration and the Per Share Consideration, taken in the aggregate, to be paid to the Shareholders in the Offer and the Merger, as applicable, and we express no opinion as to the fairness of the transaction contemplated by the Merger Agreement, or any consideration paid in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the transaction contemplated by the Merger Agreement. Furthermore, this opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote on, or make any election with respect to, the proposed Offer or the Merger or any other matter. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 or a proxy or information statement, in each case, made available by the Company to the Shareholders with respect to the Offer or the Merger. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers, as of the date hereof, that, taken in the aggregate, the Per Share Cash Election Consideration, the Per Share Stock Election Consideration and the Per Share Consideration to be paid to the Shareholders in the proposed Offer and Merger, as applicable, is fair, from a financial point of view, to the Shareholders.

Very truly yours,

/s/ WILLIAM BLAIR & COMPANY, L.L.C.
WILLIAM BLAIR & COMPANY, L.L.C.

Annex III

CALIFORNIA GENERAL CORPORATION LAW

CHAPTER 13

DISSENTER’S RIGHTS

(SECTIONS 1300-1313)

§ 1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

§1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price

III-1

determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§1302. Submission of share certificates for endorsement; uncertificated securities

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation. (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the

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shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

§1305. Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs

(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§1306. Prevention of immediate payment; status as creditors; interest

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

§1307. Dividends on dissenting shares

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

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§1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

§1309. Termination of dissenting share and shareholder status

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

§1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders’ approval

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§1311. Exempt shares

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

§1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not

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apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

§1313. Conversions deemed to constitute a reorganization; application of chapter

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

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INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated January 14, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(1)(D)	Form of Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(2)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Summary Newspaper Advertisement as published in The Wall Street Journal on January 14, 2011 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed with the SEC by Sparta Acquisition Sub, Inc. and Rovi Corporation on January 14, 2011)

(a)(5)(C)	Opinion of William Blair & Company, L.L.C. dated December 22, 2010 (attached hereto as Annex II)*

(e)(1)	Agreement and Plan of Merger dated December 22, 2010, by and among Sonic Solutions, Sparta Acquisition Sub, Inc. and Rovi Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Sonic Solutions on December 27, 2010)

(e)(2)	Shareholder Agreement dated December 22, 2010, by and among Sparta Acquisition Sub, Inc., Rovi Corporation and certain shareholders of Sonic Solutions (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Sonic Solutions on December 23, 2010)

(e)(3)	Nondisclosure Agreement dated November 2, 2010 by and between Sonic Solutions and Rovi Corporation*

(e)(4)	Restated Articles of Incorporation of Sonic Solutions (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Sonic Solutions on July 12, 2010)

(e)(5)	Amended and Restated Bylaws of Sonic Solutions (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Sonic Solutions on October 13, 2010)

(e)(6)	Form of Indemnification Agreement for directors and officers (incorporated by reference to exhibits to Registration Statement on Form S-1 effective February 10, 1994)

(e)(7)	Standstill Agreement dated December 16, 2010 by and between Sonic Solutions and Rovi Corporation*

(e)(8)	Executive Employment Agreement, effective as of January 23, 2007, by and between Sonic Solutions and David C. Habiger (incorporated by reference to exhibits to Current Report on Form 8-K filed on January 24, 2007)

Exhibit Number	Description

(e)(9)	Executive Employment Agreement, effective as of January 23, 2007, by and between Sonic Solutions and A. Clay Leighton (incorporated by reference to exhibits to Current Report on Form 8-K filed on January 24, 2007)

(e)(10)	Executive Employment Agreement, effective as of January 23, 2007, by and between Sonic Solutions and Mark Ely (incorporated by reference to exhibits to Current Report on Form 8-K filed on January 24, 2007)

(e)(11)	Amended and Restated Executive Employment Agreement, effective as of February 25, 2008 hereof, by and between Sonic Solutions and Paul F. Norris (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on February 25, 2008)

(e)(12)	Executive Employment Agreement, effective as of January 13, 2011, by and between Sonic Solutions and Matthew DiMaria (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 14, 2011)

(e)(13)	Employment Offer Letter and Change in Control Agreement, effective October 7, 2010, by and between Sonic Solutions and David J. Richter*

(e)(14)	Employment Offer Letter, Bonus Letter and Change in Control Agreement, effective October 7, 2010, by and between Sonic Solutions and Matthew Milne*

(e)(15)	Board of Directors Compensation Policy, effective as of June 12, 2008 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on June 16, 2008)

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

Annex II	Opinion of William Blair & Company, L.L.C. dated December 22, 2010

Annex III	Chapter 13 of the California General Corporation Law

*	Filed herewith.